UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

File No. 812-

In the Matter of	) )
JPMORGAN CHASE & CO.	)	APPLICATION PURSUANT TO SECTION 9(c)

J.P. MORGAN INVESTMENT MANAGEMENT INC.

J.P. MORGAN INSTITUTIONAL INVESTMENTS INC.

J.P. MORGAN PARTNERS, LLC

J.P. MORGAN PRIVATE INVESTMENTS INC.

J.P. MORGAN ALTERNATIVE ASSET MANAGEMENT, INC.

270 Park Avenue

New York, New York 10017

BEAR STEARNS ASSET MANAGEMENT INC.

270 Park Avenue

New York, New York 10017

BSCGP INC.

270 Park Avenue

New York, New York 10017

CONSTELLATION GROWTH CAPITAL LLC

40 West 57th Street, 32nd Floor

New York, New York 10019

CONSTELLATION VENTURES MANAGEMENT II, LLC

270 Park Avenue

New York, New York 10017

JF INTERNATIONAL MANAGEMENT INC.

21st Floor, Chater House

8 Connaught Road Central

Hong Kong

JPMORGAN DISTRIBUTION SERVICES, INC.

1111 Polaris Parkway

Columbus, Ohio 43240

OEP CO-INVESTORS MANAGEMENT II, LTD.

OEP CO-INVESTORS MANAGEMENT III, LTD.

270 Park Avenue, 10th Floor

New York, New York 10017

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED

10 South Dearborn Street, Suite 1400

Chicago, Illinois 60603

SIXTY WALL STREET MANAGEMENT COMPANY, LLC

270 Park Avenue

New York, New York 10017

File No. 812-

	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

This Application consists of 107 pages.

JPMorgan Chase & Co.

J.P. Morgan Investment Management Inc.

J.P. Morgan Institutional Investments Inc.

J.P. Morgan Partners, LLC

J.P. Morgan Private Investments Inc.

J.P. Morgan Alternative Asset Management, Inc.

Bear Stearns Asset Management Inc.

BSCGP Inc.

Constellation Growth Capital LLC

Constellation Ventures Management II, LLC

JF International Management Inc.

JPMorgan Distribution Services, Inc.

OEP Co-Investors Management II, Ltd.

OEP Co-Investors Management III, Ltd.

Security Capital Research & Management Incorporated

Sixty Wall Street Management Company, LLC

(Names of Applicants)

See Above

(Addresses of Applicants’ principal executive offices)

Frank J. Nasta, Esq.	Jonathan Pressman, Esq.
J.P. Morgan Investment	John M. Faust, Esq.
Management Inc.	WilmerHale LLP
270 Park Avenue, Floor 09	1875 Pennsylvania Ave, NW
New York, NY, 10017-2014	Washington, DC 20006

(Names and addresses of persons to whom communications should be directed)

JPMorgan Chase & Co. (“JPMC” or the “Settling Firm”); J.P. Morgan Investment Management Inc. (“JPMIM”); J.P. Morgan Institutional Investments Inc. (“JPMII”); J.P. Morgan Partners, LLC (“JPMP”); J.P. Morgan Private Investments Inc. (“JPMPI”); J.P. Morgan Alternative Asset Management, Inc. (“JPMAAM”); Bear Stearns Asset Management Inc. (“BSAM”); BSCGP Inc. (“BSCGP”); Constellation Growth Capital LLC (“Constellation”); Constellation Ventures Management II, LLC (“Constellation II”); JF International Management Inc. (“JFIMI”); JPMorgan Distribution Services, Inc. (“JPMDS”); OEP Co-Investors Management II, Ltd. (“OEP II”); OEP Co-Investors Management III, Ltd. (“OEP III”, and together with OEP II, the “OEP Entities”); Security Capital Research & Management Incorporated (“Security Capital”); and Sixty Wall Street Management Company, LLC (“Sixty Wall Management”), and together with JPMIM, JPMII, JPMP, JPMPI, JPMAAM, BSAM, BSCGP, Constellation, Constellation II, JFIMI, JPMDS, the OEP Entities, and Security Capital, the “Fund Servicing Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption (“Temporary Order”) and (ii) a permanent order exempting each Applicant from the provisions of Section 9(a) of the Act (“Permanent Order” and together with the Temporary Order, the “Orders”) in respect of the plea agreement, as described below, that has been entered against JPMC. JPMC and the Fund Servicing Applicants are collectively referred to herein as the “Applicants.”

Other than the Fund Servicing Applicants, no existing company of which JPMC is an affiliated person currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any Fund (as defined below), employees’ securities companies (as defined in Section 2(a)(13) of the Act) subject to Section 9 of the Act (“ESCs”) or investment company that has elected to be treated as a business development company under the Act, or principal underwriter for any registered open-end company, unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (such activities, collectively, “Fund Service Activities”). Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which JPMC is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which JPMC may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.	Background

A.	Applicants and the Other Covered Persons

JPMC, a Delaware corporation, is a financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. JPMC is the ultimate parent of the other Applicants. JPMC does not perform Fund Service Activities and is therefore not a Fund Servicing Applicant.

JPMIM, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds.1 JPMIM is a wholly-owned subsidiary of JPMC.

JPMII, a Delaware corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and serves, and may in the future serve, as a principal underwriter to various Funds. JPMII is a wholly-owned subsidiary of JPMC.

[1]	“Funds” refer to any registered investment company, business development company, or ESC for which a Covered Person serves, or may in the future serve, as an investment adviser, sub-adviser, general partner or depositor, or any registered open-end investment company, registered UIT, or registered face amount certificate company for which a Covered Person serves, or may in the future serve, as principal underwriter.

JPMP, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various ESCs. JPMP is a wholly-owned subsidiary of JPMC.

JPMPI, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. JPMPI is a wholly-owned subsidiary of JPMC.

JPMAAM, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. JPMAAM is a wholly-owned subsidiary of JPMC.

BSAM, a New York corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as general partner that provides investment advisory services to various ESCs. BSAM is a wholly-owned subsidiary of JPMC.2

BSCGP, a Delaware corporation, serves, and may in the future serve, as general partner that provides investment advisory services to various ESCs. BSCGP is a wholly-owned subsidiary of JPMC.

Constellation, a Delaware limited liability corporation, serves, and may in the future serve, as sub-adviser to various ESCs. Constellation is a majority-owned subsidiary of JPMC.

Constellation II, a Delaware limited liability corporation, serves, and may in the future serve, as general partner that provides investment advisory services to various ESCs. Constellation II is a wholly-owned subsidiary of JPMC.

[2]	Every Applicant that is a general partner that provides investment advisory services to one or more ESCs believes, for purposes of this Application, that it is performing a function that falls within the definition of “investment adviser” in Section 2(a)(20) of the Act.

JFIMI, a British Virgin Islands corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. JFIMI is a wholly-owned subsidiary of JPMC.

JPMDS, a Delaware corporation, is registered as a broker-dealer under the Exchange Act and serves, and may in the future serve, as principal underwriter to various Funds. JPMDS is a wholly-owned subsidiary of JPMC.

The OEP Entities, both Cayman Islands exempted limited companies, are exempt from registration as investment advisers by virtue of Section 203(b)(3) of the Advisers Act, and serve, and may in the future serve, as general partners that provide investment advisory services to various ESCs. The OEP Entities are wholly-owned subsidiaries of JPMC.

Security Capital, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. Security Capital is a wholly-owned subsidiary of JPMC.

Sixty Wall Management, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various ESCs. Sixty Wall Management is a wholly-owned subsidiary of JPMC.

The Funds for which the Fund Servicing Applicants currently serve as investment adviser, sub-adviser, general partner, or principal underwriter are identified in Exhibit A. The Fund Servicing Applicants are subsidiaries of JPMC. Therefore, JPMC is an affiliated person of the Fund Servicing Applicants within the meaning of Section 2(a)(3) of the Act.

B.	The Information, the Plea Agreement and the Judgment

On May 20, 2015, the U.S. Department of Justice (the “Department of Justice”) filed a criminal information in the District Court for the District of

Connecticut (the “District Court”) charging JPMC with a one-count violation of the Sherman Antitrust Act, 15 U.S.C. § 1 (the “Information”). The Information charges that, from July 2010 until at least January 2013, JPMC, through one of its euro/U.S. dollar (“EUR/USD”) traders, entered into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX spot market by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the U.S. and elsewhere (the “Conduct”). The Conduct involved near daily conversations, some of which were in code, in an exclusive electronic chat room used by certain EUR/USD traders, including the EUR/USD trader employed by JPMC.

JPMC has agreed to resolve the action brought through a plea agreement presented to the District Court on May 20, 2015 (the “Plea Agreement”), included as Exhibit B. Under the Plea Agreement, JPMC agreed to enter a plea of guilty to the charge set out in the Information (the “Plea”). In addition, JPMC will make an admission of guilt to the District Court. Applicants expect that the District Court will enter a judgment against JPMC that will require remedies that are materially the same as set forth in the Plea Agreement.

According to the Plea Agreement, JPMC agrees that the District Court shall order a term of probation and be subject to certain conditions. First, JPMC shall not commit another crime in violation of the federal laws of the United States or engage in the conduct set forth in the factual basis in the Plea Agreement during the term of probation and shall make disclosures relating to certain other sales-related practices described in Paragraph 13 of the Plea Agreement. Second, JPMC shall notify the probation officer upon learning of the commencement of any federal criminal investigation in which JPMC is a subject or target, or federal criminal prosecution against it. Third, JPMC shall implement and shall continue to implement a compliance program designed to prevent and detect the conduct set forth in the factual basis in the Plea Agreement throughout its operations including those of its affiliates and subsidiaries and provide an annual report to the probation officer and the United States on its progress in implementing the program, commencing on a schedule agreed to by the parties. Fourth, JPMC shall further strengthen its compliance and internal controls as required by the U.S. Commodity Futures Trading Commission (“CFTC”), the United Kingdom Financial Conduct Authority (“FCA”), and any other regulatory or enforcement agencies that have addressed the misconduct set forth in the factual basis in the Plea Agreement, and report to the probation officer and the United States, upon request, regarding its remediation and implementation of any compliance program and internal controls, policies, and procedures that relate to misconduct described in the factual basis in the Plea Agreement. Lastly, JPMC shall: (1) report to the Department of Justice Antitrust Division’s all credible information regarding criminal violations of U.S. antitrust laws by JPMC or any of its employees as to JPMC’s board of directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware; and (2) report to the Department of Justice Criminal Division, Fraud Section’s all credible information regarding criminal violations of U.S. law concerning fraud, including securities or commodities fraud by JPMC or any of its employees as to which JPMC’s board of directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware. JPMC shall bring to the Department of Justice Antitrust Division’s attention all criminal or regulatory investigations in which the defendant is or may be a subject or a target, and all administrative proceedings or civil actions brought by any governmental authority in the United States against the defendant or its employees, to the extent that such investigations, proceedings or actions allege violations of U.S. antitrust laws, and that JPMC shall also bring to the Department of Justice Criminal Division, Fraud Section’s attention all criminal or regulatory investigations in which JPMC is or may be a subject or a target, and all administrative proceedings or civil actions brought by any governmental authority in the United States against JPMC or its employees, to the extent such investigations, proceedings or actions allege violations of U.S. law concerning fraud, including securities or commodities fraud.

Along with the Department of Justice, the Board of Governors of the Federal Reserve System (“FRB”), the Office of the Comptroller of the Currency (“OCC”), the CFTC, and the FCA have or have been conducting investigations into the practices of JPMC and its direct and indirect subsidiaries relating to FX trading.

The FRB entered a cease and desist order on May 20, 2015 against JPMC concerning unsafe and unsound banking practices relating to JPMC’s FX business and requiring JPMC to cease and desist, assessing JPMC a civil money penalty of $342,000,000, and requiring JPMC to agree to take certain affirmative actions (“FRB Order”).

The OCC entered a cease and desist order on November 11, 2014 against JPMorgan Chase Bank, N.A. (“JPMCB”) concerning deficiencies and unsafe or unsound practices relating to JPMCB’s wholesale FX business and requiring JPMCB to cease and desist, ordering JPMCB to pay a civil money penalty of $350,000,000, and requiring JPMCB to agree to take certain affirmative actions (“OCC Order”).3

The CFTC entered a cease and desist order on November 11, 2014 against JPMCB relating to certain FX trading activities and requiring JPMCB to cease and desist from violating certain provisions of the Commodity Exchange Act, ordering JPMCB to pay a civil monetary penalty of $310,000,000, and requiring JPMCB to agree to certain conditions and undertakings (“CFTC Order”).4

[3]	See OCC Consent Order and Consent Order for a Civil Money Penalty In the Matter of JPMorgan Chase Bank, N.A., AA-EC-14-100 (November 11, 2014).
[4]	See CFTC Order In the Matter of JPMorgan Chase Bank, N.A., CFTC Docket No. 15 – 04 (November 11, 2014).

The FCA entered a warning notice on November 11, 2014 against JPMCB for failing to control business practices in its G10 spot FX trading operations and caused JPMCB to pay a financial penalty of £222,166,000 (“FCA Order”).5

II.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or business development company or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company, or as investment adviser of an ESC, if the person “within 10 years has been convicted of any felony or misdemeanor … arising out of such person’s conduct” as a bank, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

A guilty plea would result in a disqualification of JPMC under Section 9(a)(1) because it was convicted of a felony arising out of conduct of a bank. As a consequence, JPMC would be unable to act as investment adviser, sub-adviser or depositor to the Funds or serve as principal

[5]	See FCA Order against JPMorgan Chase Bank, N.A., Number 124491 (November 11, 2014)

underwriter to any Fund that is a registered open-end investment company, UIT, or registered face amount certificate company. Taken together, Sections 9(a)(1) and 9(a)(3) would have the effect of also precluding the Fund Servicing Applicants from providing advisory or sub-advisory services to, or serving as depositor of, any Fund, and would preclude such Fund Servicing Applicants from serving as principal underwriter for any Fund that is a registered open-end investment company, registered UIT, or registered face amount certificate company for ten years under Section 9(a) because JPMC would become the subject of a conviction described in Section 9(a)(1). A guilty plea would result in a disqualification of such Fund Servicing Applicants and other Covered Persons for ten years under Section 9(a) of the Act because JPMC would become the subject of a conviction described in 9(a)(1).

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).6

In light of the Plea, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of the Applicants to continue to provide Fund Service

[6]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

Activities, and of the Applicants and other Covered Persons to provide Fund Service Activities, Applicants seek (1) an order granting the requested relief to the Applicants and any other Covered Persons on a temporary basis pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act.

III.	Statement in Support of Application

Applicants believe they meet the standards for the exception specified in Section 9(c). The prohibitions of Section 9(a), if applied to Covered Persons, would be unduly or disproportionately severe, and the conduct of JPMC is not such as to make it against the public interest or protection of investors to grant the exemption to the Covered Persons. In support of their position that the Commission should issue the Orders, the Applicants assert the following statements.

A.	The Limited Scope of the Alleged Misconduct

The Conduct giving rise to the Plea did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or depositor for a Fund (including as general partner providing investment advisory services to ESCs) or principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company. The Conduct did not relate to the Funds’ management or distribution. The Conduct did not involve any Fund or the assets of any Fund.7

[7]	Based on the review described below, the Applicants do not believe that any of the Funds engaged in FX transactions with JPMC or its affiliates during the period from July 2010 to January 2013. To make the representation in this note, the Applicants reviewed reports produced by the Funds’ post-trade monitoring systems, which report potential compliance violations, for transactions with JPMC or other affiliates. Officers of the ESCs’ general partner or investment adviser reviewed the ESCs’ trading for the period July 2010 to January 2013.

The Conduct occurred through a single employee from July 2010 until at least January 2013. Like any large and diverse financial institution, different parts of the institution, with different systems and personnel, may experience problems at different times. Since 2013, JPMC’s practices regarding FX activity have undergone and will undergo significant change (described below) and will continue to evolve as regulations evolve. JPMC is committed to promoting a general culture of compliance. With regard to the Conduct, and as part of the culture of compliance, as described in this application, in particular the remedial actions taken, JPMC is committed to implementation of significant changes in connection with its relevant practices.

JPMC’s participation in the antitrust conspiracy described in the Plea Agreement is limited to a single JPMC trader in London. The underlying conduct of the conspiracy was not widespread, nor was it pervasive; rather it was isolated to a single business unit. No current or former personnel from JPMC or its affiliates have been sued individually in this matter for the underlying conduct, and the individual referenced in the Complaint as responsible for the Conduct is no longer employed by JPMC or its affiliates.8

The legislative history of Section 9 of the Act indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”9 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment

[8]	The unnamed individual referenced in the Complaint is not an Applicant and Applicants have confirmed with JPMC’s Human Resources Department that the individual’s employment was terminated and he is no longer employed with any entity within JPMC or its affiliates.
[9]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

companies would in the future be part of large financial service organizations such as JPMC. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not related to the manager’s or distributor’s activities. In the absence of improper practices relating to their Fund Service Activities, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders. The prohibitions of Section 9(a), as applied to the Applicants, are unduly or disproportionately severe or the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption.

As a result of the foregoing, the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of the Applicants to continue to serve as investment adviser or subadviser of the Funds (including as general partner providing investment advisory services to ESCs) or principal underwriter for the Funds that are registered open-end investment companies would result in the Funds and their shareholders facing potentially severe hardships. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory or sub-advisory and underwriting services (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Fund Servicing Applicants from continuing to serve the Funds in an advisory capacity could disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to effectively manage the Funds’ assets and could increase the Funds’

expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders. Also, although a suitable successor investment adviser or sub-adviser could replace the Fund Servicing Applicants, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory agreements with the new adviser and the potential need to obtain shareholder approval of new investment sub-advisory agreements with a new sub-adviser. In addition, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers (and/or general partners, in the case of certain ESCs) and principal underwriters.

Moreover, shares of the Funds are held by participants in many defined contribution plans. Disqualifying the Adviser Applicants (defined below) could result in disproportionately severe hardship to those participants, as defined contribution plans often have only a few or only one investment option per asset class and one suite of target date funds, and participants may not be able to switch to a suitable replacement fund. Plan trustees also would incur additional time and expense in selecting a replacement Fund. The prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

The inability of JPMII and JPMDS to continue to serve as principal underwriter to the applicable Funds would similarly result in unduly severe hardship to the Funds and their shareholders. Although suitable successor principal underwriters could replace JPMII and JPMDS, neither the protections of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to JPMII and JPMDS because to do so would deprive the shareholders of those Funds of the services of the Funds’ principal underwriter. JPMDS has been successful in enlisting financial intermediaries to sell shares of the Funds its distributes. If JPMDS were replaced, another principal underwriter may not be as successful in marketing the Funds to intermediaries, leading to potentially significant redemptions, lower sales and fixed fund expenses spread over a shrinking base of shareholder assets.

The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

C.	Adverse Effect on Applicants

The Plea subjects each of the Fund Servicing Applicants to the prohibitions of Section 9(a) of the Act solely because JPMC is an affiliated person of the Fund Servicing Applicants within the meaning of the Act. Only JPMC was a party to the Plea and was included in the Information to have been involved in the activities that form the basis for the Plea.

Prohibiting JPMIM, JPMPI, JPMAAM, JFIMI, and Security Capital (the “Adviser Applicants”) from engaging in investment advisory services for the Funds would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. These Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising the Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer. In the case of JPMIM, the effects would be particularly significant, as investment advisory services to Funds represents approximately 62% of its assets under management as of March 31, 2015.

If JPMII and JPMDS were barred under Section 9(a) from continuing to provide underwriting services to the Funds and were unable to obtain the requested exemption, the effect on its current business and employees would be significant. JPMII and JPMDS have committed capital and other resources to establish expertise in underwriting the securities of the Funds and to establish distribution arrangements for Fund shares. Without relief under Section 9(c), JPMII would lose the greater part of its business, potentially leading to layoffs. Without relief under Section 9(c), JPMDS would lose substantially all of its business, potentially leading to layoffs.

Disqualifying the relevant Applicants, such as JPMP, BSAM, BSCGP, Constellation, Constellation II, the EOP Entities, Sixty Wall Management, from continuing to provide investment advisory services as general partner to the ESCs is not in the public interest or in furtherance of the protection of investors, and such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs. Because the ESCs have been formed for certain key employees, officers and directors of JPMC and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act and it would be impermissible under the terms and conditions of the ESC orders to require another entity not affiliated with JPMC to manage the ESCs.10 In addition, participating employees of JPMC and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of JPMC. With respect to the ESCs, disruption of investment strategies caused by a replacement investment adviser could inflict investment losses on the shareholders that they could not avoid, as ESCs typically do not offer redemption rights.

Approximately 1192 employees of the Fund Servicing Applicants are actively involved in the provision of Fund Service Activities (not including a large number of employees of the Fund Servicing Applicants and their affiliates who support the approximately 1192 employees who would be adversely affected if the Fund Servicing Applicants could no longer offer the Funds to their customers). Prohibiting the Fund Servicing Applicants from serving as investment adviser or sub-adviser of and/or principal underwriter for Funds not only would affect the Fund Servicing

[10]	JPMorgan Chase & Co. et al., Investment Company Act Release Nos. 30465 (Apr. 16, 2013) (notice) and 30520 (May 14, 2013) (order), File No. 813-370.

Applicants’ businesses adversely, but also the Fund Servicing Applicants’ employees. For these reasons, the imposition of the Section 9(a) disqualification on the Fund Servicing Applicants would be unduly and disproportionately severe.

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the actions that JPMC has taken to address the activity alleged in the Plea Agreement.

D.	Absence of any Connection Between the Conduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities. JPMC does not serve in any of the capacities described in Section 9(a) of the Act. The Conduct did not involve any Fund or ESC, or the assets of any Fund or ESC, to which the Applicants provided Fund Service Activities.

E.	Involvement of Applicants’ Personnel

The Applicants represent that (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any knowledge of, or had any involvement in, the Conduct;11 (ii) no current or former employee of JPMC or of any other Covered Person who previously has been or who subsequently may be identified by JPMC, or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will have any involvement in providing Fund Servicing Activities (including as general partners providing advisory services to ESCs) or will be an officer, director, or employee of any Applicant or of any

[11]

To make such representation, counsel for JPMC reviewed the employment history of the employee responsible for the Conduct and has determined that he was never employed by the Fund Servicing Applicants.

other Covered Person;12 (iii) no employee of JPMC or of any other Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act;13 and (iv) because the personnel of the Fund Servicing Applicants did not have any involvement in the Conduct, shareholders of the Funds were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter.14

The employment of the employee who participated in the Conduct, has been terminated and that employee is no longer an employee of any Covered Person, nor was he ever employed by any Applicant.

Applicants believe the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

[12]	To make such representation, counsel for JPMC confirmed that the individual responsible for the Conduct is not currently employed by any entity that is part of JPMorgan. This individual’s employment has been terminated and a notation has been made in his employment file so as to ensure he is not re-hired at any future date.
[13]	To make such representation, counsel for JPMC confirmed that the individual responsible for the Conduct is not currently employed by any entity that is part of JPMorgan. This individual’s employment has been terminated and a notation has been made in his employment file so as to ensure he is not re-hired at any future date.
[14]	To make such representation, counsel for JPMC confirmed that the individual responsible for the Conduct is not currently employed by any entity that is part of JPMorgan. This individual’s employment has been terminated and a notation has been made in his employment file so as to ensure he is not re-hired at any future date.

F.	Actions to Address the Conduct Alleged in the Plea Agreement and Related Settlements

Prior and Current Steps

JPMC and its affiliates have cooperated with the Department of Justice and other regulatory agencies in their investigations of FX trading activities. JPMC appreciates the seriousness of the issues underlying the foreign exchange matters and has already undertaken significant work in an effort to promptly remediate any weaknesses in its FX compliance and controls program. It is not JPMC’s goal to merely reactively address the issues identified in these regulatory matters; JPMC strives to lead the industry’s efforts to strengthen compliance and controls surrounding FX trading activities.

To ensure proper attention to these matters, the board of directors has formed an FX / Markets Orders Compliance Committee (the “Compliance Committee”), to oversee compliance with any remediation required by the Department of Justice, as well as the remediation provisions of (1) the Consent Order issued by the OCC, (2) the remedial measures pursuant to the Order Instituting Proceedings Pursuant to Section 6(c)(4)(A) and 6(d) of the Commodity Exchange Act, Making Findings, and Imposing Remedial Sanctions issued by the CFTC, and (3) the remedial measures pursuant to the Settlement Agreement between JPMCB and the FCA. The board is overseeing the work of senior management, which has developed an action plan to meet these regulatory commitments, and has been executing against that plan for some time.

Broadly speaking, the plan as a result of the OCC, the CFTC, and FCA settlements is focused on enhancements in the following five areas: (1) supervision, controls, and governance (2) compliance risk assessment, (3) transaction monitoring and communications surveillance, (4) compliance testing and (5) internal audit. To date, progress in these areas includes:

•

Supervision, Controls, and Governance: JPMC has enhanced FX supervision, controls and governance in connection with its action plan. With respect to supervision, for example, JPMC has created a new Currencies and Emerging Markets FX Trading Supervisory Control Report which provides supervisors with a consolidated view of key control metrics covering their staff’s trading and non-trading activities on a monthly basis. To improve controls, JPMC (1) has limited the use of electronic chats and instant messaging groups, (2) has exited participation in certain submission-based FX benchmarks and (3) now executes client orders at the WM/Reuters fix for twenty-one currency pairs via an automated algorithm. As a result of this automation, individual ‘voice’ traders have limited visibility into orders for the WM/Reuters fixing window for the twenty-one currency pairs. Only on an exception basis would a trader see such an order and in that scenario, Compliance is notified and the trade is monitored. In addition, JPMC has enhanced governance through the development of a Macro Trading Business Control Committee (“BCC”). The members of the BCC include representatives from Sales and Trading Management, Finance, Operations, Technology, Oversight & Control, Risk, Compliance, Legal, and Internal Audit. This structure allows for a broader and more consistent review across products and discussion of the control environment, and provides a forum to look across control issues that may apply to several of the Macro Trading businesses.

•	Compliance Risk Assessment: JPMC has improved its compliance risk assessment to better identify risks, including the types of risk identified during the FX matters. The key process enhancements to date include improvements to: (1) the risk assessment framework, which includes more detailed guidance and procedures to enhance quality and consistency of execution, (2) the risk assessment tool and process, which includes improvements to compliance officers’ ability to document risk/control impact at a more granular level, and (3) qualitative data collection to improve the qualitative information gathered by Compliance, including about lessons from internal and external control issues.

•	Transaction Monitoring and Communications Surveillance: JPMC has also developed a plan to improve monitoring and surveillance. To date, among other things, JPMC has expanded transaction surveillance across thirty-six currency pair benchmarks. The thirty-six currency pair benchmarks were selected based on a compliance review of currencies globally and consultation with FX Sales and Trading Management — focusing on the major trading currencies, especially around the WM/Reuters 4pm London fix. JPMC has also expanded electronic communication surveillance to additional channels used by FX employees and developed plans for further expansion into jurisdictions with non-standard privacy and regulatory restrictions. In addition, Compliance has established a process whereby it reviews its electronic communication lexicons and transaction surveillance scenarios and makes enhancements, as appropriate, at least annually. These reviews are conducted by regional surveillance leaders and are globally coordinated.

•	Compliance Testing: JPMC has created a 2015 CIB Compliance Testing plan which includes tests specifically focused on the detection or prevention of employee market misconduct controls and processes in the FX business. JPMC has also completed its 2014 FX-specific Compliance tests. Specific examples of 2014 market conduct FX Compliance Tests conducted included: (1) 2014 FX Market Practices: Testing of FX business in Europe, Middle East and Africa, reviewing for potential manipulation and collusion in the FX market; (2) 2014 GEM – Information Barriers: Testing of FX business in North America, reviewing reporting of material non-public information, Deal Team Clearance, Physical and System Access Rights and other areas where risk of conflicting interests may arise; and (3) 2014 FX Market Practices: Testing of FX business in North America reviewing for potential manipulation and collusion in the FX markets.

•

Internal Audit: JPMC has also identified improvements in its internal audit function that it has taken or will take. Among the work to date, internal audit has improved its process for sharing significant audit, regulatory and emerging issues, including those related to employee market conduct in FX Trading. More specifically, internal audit has established a team dedicated to the identification of, and focus on, cross business issues and emerging risks. The team is responsible for understanding the risks, controls, and issues applicable to the JPMC’s lines of business such that the team can represent those areas in Internal Audit cross business and emerging issues forums. This is accomplished by analysis of audit issues, which includes employee market conduct issues, to identify themes and emerging risks.

Conditions of the Plea Agreement

According to the Plea Agreement, JPMC agreed that the District Court shall order a term of probation and be subject to certain conditions. First, JPMC shall not commit another crime in violation of the federal laws of the United States or engage in the conduct set forth in the factual basis in the Plea Agreement during the term of probation and shall make disclosures relating to certain other sales-related practices described in Paragraph 13 of the Plea Agreement. Second, JPMC shall notify the probation officer upon learning of the commencement of any federal criminal investigation in which JPMC is a subject or a target or federal criminal prosecution against it. Third, JPMC shall implement and shall continue to implement a compliance program designed to prevent and detect the conduct set forth in the factual basis in the Plea Agreement throughout its operations including those of its affiliates and subsidiaries and provide an annual report to the probation officer and the United States on its progress in implementing the program, commencing on a schedule agreed to by the parties. Fourth, JPMC shall further strengthen its compliance and internal controls as required by the CFTC, the FCA, and any other regulatory or enforcement agencies that have addressed the misconduct set forth in the factual basis in the Plea Agreement, and report to the probation officer and the United States, upon request, regarding its remediation and implementation of any compliance program and internal controls, policies, and procedures that relate to misconduct described in the factual basis in the Plea Agreement. Lastly, JPMC shall: (1) report to the Department of Justice Antitrust Division’s all credible information regarding criminal violations of U.S. antitrust laws by JPMC or any of its employees as to JPMC’s board of directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware; and (2) report to the Department of Justice Criminal Division, Fraud Section’s all credible information regarding criminal violations of U.S. law concerning fraud, including securities or commodities fraud by JPMC or any of its employees as to which JPMC’s board of directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware. In addition, JPMC shall bring to the Department of Justice Antitrust Division’s attention all criminal or regulatory investigations in which the defendant is or may be a subject or a target, and all administrative proceedings or civil actions brought by any governmental authority in the United States against the defendant or its employees, to the extent that such investigations, proceedings or actions allege violations of U.S. antitrust laws, and that JPMC shall also bring to the Department of Justice Criminal Division, Fraud Section’s attention all criminal or regulatory investigations in which JPMC is or may be a subject or a target, and all administrative proceedings or civil actions brought by any governmental authority in the United States against JPMC or its employees, to the extent such investigations, proceedings or actions allege violations of U.S. law concerning fraud, including securities or commodities fraud.

As part of JPMC’s settlement with the FRB, JPMC has agreed to take certain remedial actions. First, the board of directors of JPMC or an authorized committee thereof shall submit a written plan acceptable to the FRB to improve senior management’s oversight of JPMC’s compliance with applicable U.S. laws and regulations and applicable internal policies in connection with certain of JPMC’s FX and other benchmark-related trading activities. Second, JPMC shall submit an enhanced written internal controls and compliance program acceptable to the FRB to comply with applicable U.S. laws and regulations with respect to certain of JPMC’s FX and other benchmark-related trading activities. Third, JPMC shall submit a written plan acceptable to the FRB to improve its compliance risk management program with regard to compliance by JPMC with applicable U.S. laws and regulations with respect to certain of JPMC’s FX and other benchmark-related activities firm-wide. Fourth, to ensure that the internal controls of JPMC described in the FRB order are functioning effectively to detect, correct, and report misconduct with regard to certain FX activities that are required to comply with U.S. laws and regulations, JPMC management, utilizing personnel who are independent of the business line and acceptable to the FRB, shall conduct on an annual basis: (i) a review of compliance policies and procedures applicable to certain of the JPMC’s FX and other benchmark-related trading activities and their implementation, and (ii) an appropriate risk-focused sampling of other key controls for certain of JPMC’s firm-wide FX and other benchmark-related trading activities. Fifth, JPMC shall submit an enhanced written internal audit program acceptable to the FRB with respect to the JPMC’s compliance with U.S. laws and regulations in certain of its FX and other benchmark-related trading activities. Lastly, JPMC shall not in the future directly or indirectly retain any individual as an officer, employee, agent, consultant, or contractor of JPMC or of any subsidiary of JPMC who, based on the investigative record compiled by U.S. authorities, has done all of the following: (i) participated in the misconduct underlying the FRB order, (ii) been subject to formal disciplinary action as a result of JPMC’s internal disciplinary review or performance review in connection with the conduct described above, and (iii) either separated from JPMC or any subsidiary thereof or had his or her employment terminated in connection with the conduct described above.

As a result of the foregoing, the Applicants respectfully submit that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants undertake that they will, as soon as reasonably practicable, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Plea, any impact on the Funds and this Application.15 The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities (excluding for this purpose, the ESCs), including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds’ Boards with the information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Plea Agreement as entered by the District Court.

H.	Applicant’s Prior Section 9(c) Orders

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c). The facts and circumstances of the previously obtained Section 9(c) orders do not bear on this Application and do not form a pattern of allegedly violative conduct by JPMC or its affiliates in a particular area. Like any large and diverse financial institution, different parts of the institution, with different systems and personnel, may experience problems at different times. The previous Section 9(c) orders granted to JPMC and its affiliates related to matters that did not pertain to the Applicants’ Fund Service Activities.

[15]	The written materials that will be provided to the Boards of the Funds will include a description of any impact or effect on the noted Funds the alleged conduct relating to the Plea may have caused.

RMBS

On November 16, 2012, the Commission filed a complaint (the “RMBS Complaint”) against J.P. Morgan Securities LLC, EMC Mortgage, LLC, Bear Stearns Asset Backed Securities I, LLC, Structured Asset Mortgage Investments II, Inc., SACO I Inc., and J.P. Morgan Acceptance Corporation I in the District Court for the District of Columbia (the “DC District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities LLC, EMC Mortgage, LLC, Bear Stearns Asset Backed Securities I, LLC, Structured Asset Mortgage Investments II, Inc., SACO I Inc., and J.P. Morgan Acceptance Corporation I. The RMBS Complaint alleged that the defendants violated Sections 17(a)(2) and (3) of the Securities Act of 1933 (the “Securities Act”) in connection with their alleged conduct related to certain offerings of residential mortgage-backed securities.

In settlement of this action, the defendants submitted an executed Consent of Defendants J.P. Morgan Securities LLC, EMC Mortgage, LLC, Bear Stearns Asset Backed Securities I, LLC, Structured Asset Mortgage Investments II, Inc., SACO I Inc., and J.P. Morgan Acceptance Corporation I. In the consent, the defendants agreed to the entry of a final judgment, without admitting or denying allegations made in the RMBS Complaint (other than those relating to the jurisdiction of the DC District Court over them and the subject matter, solely for the purposes of this action).

On January 8, 2013, the DC District Court entered a judgment against the defendants that enjoined the defendants from violating, directly or indirectly, Sections 17(a)(2) and (3) of the Securities Act. Additionally, pursuant to the judgment, the defendant paid disgorgement in the amount of $177,700,000, prejudgment interest in the amount of $34,865,536, and a civil monetary penalty of $84,350,000. Investment Company Act Release Nos. IC-30347; 812-14094 (January 9, 2013) (notice and temporary order) and IC-30380; 812-14094 (February 6, 2013) (permanent order).

GICs

On July 7, 2011, the Commission filed a complaint (the “GICs Complaint”) against J.P. Morgan Securities in the United States District Court for the District of New Jersey (the “New Jersey District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities LLC (the “GICs Action”). The GICs Complaint alleged that, prior to at least 2005, J.P. Morgan Securities engaged in fraudulent practices in connection with bidding on municipal reinvestment instruments. The GICs complaint specifically alleged that J.P. Morgan Securities made misrepresentations and omissions that affected the prices of municipal reinvestment instruments, deprived certain municipalities of a presumption that their reinvestment instruments were purchased at fair market value, and/or jeopardized the tax-exempt status of certain securities. Based on the alleged misconduct described above, the GICs Complaint alleged that J.P. Morgan Securities violated Section 15(c)(l)(A) of the Exchange Act [15 U.S.C. § 78o(c)(l)(A)].

In settlement of the GICs action, J.P. Morgan Securities agreed to consent to the entry of a final judgment without admitting or denying the allegations made in the GICs Complaint, except as to personal and subject matter jurisdiction. On July 8, 2011, the New Jersey District Court entered a judgment in which it enjoined J.P. Morgan Securities from violating, directly or indirectly, Section 15(c)(1)(A) of the Exchange Act (the “GICs Injunction”) and ordered J.P. Morgan Securities to pay disgorgement in the amount of $11,065,969, prejudgment interest in the amount of $7,620,380, and a civil monetary penalty of $32,500,000.

The Commission, pursuant to Section 9(c), exempted J.P. Morgan Securities, and any other existing company of which J.P. Morgan Securities is an affiliated person or any other company of which J.P. Morgan Securities may become an affiliated person in the future, from the provisions of

Section 9(a) of the Act, with respect to the GICs Injunction. Investment Company Act Release Nos. IC-29719; 812-13919 (July 11, 2011) (notice and temporary order) and IC-29749; 812-13919 (August 8, 2011) (permanent order).

CDO

On June 21, 2011, the Commission filed a complaint (the “CDO Complaint”) against JPMorgan Securities LLC in the United States District for the Southern District of New York (the “New York District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities Inc.). The CDO Complaint alleged that JPMorgan Securities LLC violated Sections 17(a)(2) and (3) of the Securities Act. The conduct of JPMorgan Securities LLC alleged in the CDO Complaint involved an offering of a largely synthetic collateralized debt obligation (“CDO”) whose portfolio consisted primarily of credit default swaps referencing other CDO securities to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A thereunder and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S thereunder. The CDO Complaint alleged that JPMorgan Securities LLC represented in marketing materials that the collateral manager selected the CDO’s investment portfolio but failed to disclose the hedge fund that purchased the subordinated notes (or “equity”), which also took the short position on roughly half of the portfolio’s assets, played a significant role in the selection process. On June 17, 2011, JPMorgan Securities LLC executed a consent in which it neither admitted nor denied any of the allegations, except as to personal and subject matter jurisdiction, but consented to the entry of an injunction (the “CDO Injunction”) and agreed to pay disgorgement of $18.6 million with prejudgment interest thereon in the amount of $2 million, and a civil penalty in the amount of $133 million. The New York District Court entered a final judgment against JPMorgan Securities LLC (the “CDO Final Judgment”) on June 29, 2011, that, among other things, restrained and enjoined JPMS from violating the statutes cited in the CDO Complaint. JPMorgan Securities LLC also agreed to comply with certain undertakings.

The Commission pursuant to Section 9(c) temporarily exempted JPMorgan Securities LLC, and any other existing company of which JPMorgan Securities LLC is an affiliated person or any other company of which JPMorgan Securities LLC may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the CDO Injunction. Investment Company Act Release Nos. IC-29711; 812-13914 (June 29, 2011) (notice and temporary order) and IC-28737; 812-13914 (July 26, 2011) (permanent order).

Enron

On July 28, 2003, the Commission filed a complaint (the “Enron Complaint”) against JPMC in the United States District Court for the Southern District of Texas (the “Texas District Court”) in a civil action captioned Securities and Exchange Commission v. JPMorgan Chase & Co. The Enron Complaint alleged that JPMC aided and abetted violations by Enron Corp. (“Enron”) of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The alleged violations occurred in connection with Enron’s financial statement disclosure of transactions with one or more affiliates of JPMC between 1997 and 2001. On July 24, 2003, JPMC executed a consent in which it neither admitted nor denied any of the allegations in the Enron Complaint, except as to jurisdiction, but consented to the entry of an injunction (the “Enron Injunction”) and agreed to pay $135 million in disgorgement, civil penalties and interest. The Texas District Court entered a final judgment against JPMC (the “Enron Final Judgment”) on July 28, 2003, that, among other things, enjoined JPMC, directly or through its officers, directors, agents and employees, from violating the statutes and rules cited in the Enron Complaint. Additionally, the Enron Final Judgment ordered JPMC to make payments aggregating $135 million.

The Commission pursuant to Section 9(c) exempted JPMC, and any other existing company of which JPMC is an affiliated person and any other company of which JPMC may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the Enron Injunction. Investment Company Act Release Nos. IC-26141; 812-12991 (July 28,2003) (notice and temporary order) and IC-26168; 812-12991 (Aug. 26, 2003) (permanent order).

IPOs

On October 1, 2003, the Commission filed a complaint (the “IPO Complaint”) against J.P. Morgan Securities Inc. (predecessor to JPMS, “JPMSI”) in the United States District Court for the District of Columbia (the “D.C. District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities Inc. The IPO Complaint alleged that JPMSI violated Rule 101 of Regulation M [17 C.F.R. §242.l01] under the Exchange Act by attempting to induce certain institutional customers to place orders for shares in the aftermarket for certain initial public offerings (“IPOs”) it underwrote during the restricted period of such IPOs. The IPO Complaint also alleged that JPMSI violated then NASD, Inc. (“NASD”) Conduct Rule 2110 by persuading one or more institutional customers to take an allocation of a “cold” IPO by promising to reward the customer with an allocation of an upcoming “hot” IPO. On September 18, 2003, JPMSI executed a consent in which it neither admitted nor denied any of the allegations in the IPO Complaint, except as to jurisdiction, but consented to the imposition of an injunction (the “IPO Injunction”) and a payment of a civil penalty of $25 million. On October 8, 2003, the D.C. District Court entered a final judgment against JPMSI (the “IPO Final Judgment”) that, among other things, enjoined JPMSI, its officers, agents, servants, employees, attorneys, and all persons in active concert or participation with JPMSI who receive actual notice of the IPO Final Judgment, from violating Rule 101 of Regulation M [17 C.F.R. §242.101] under the Exchange Act and then NASD Conduct Rule 2110. Additionally, the IPO Final Judgment ordered JPMSI to make payments aggregating $25 million.

The Commission pursuant to Section 9(c) exempted JPMSI, and any other existing company of which JPMSI is an affiliated person and any other company of which JPMSI may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the IPO Injunction. Investment Company Act Release No. IC-26205 (Oct. 8, 2003) (notice and temporary order) and IC-26249 (Nov. 4, 2003) (permanent order).

Research Analysts - JPMSI

On April 28, 2003, the Commission filed a complaint (the “JPMSI Research Analysts Complaint”) against JPMSI in the United States District Court for the Southern District of New York (the “New York District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities Inc. The JPSMI Research Analysts Complaint alleged that JPMSI violated then Conduct Rules 2110, 22l0(d)(1)(A), and 3010 of the NASD and Rules 342, 401, 472, and 476(a)(6) of the New York Stock Exchange, Inc. (“NYSE”) (such NYSE and NASD rules together, “Exchange Rules”) by engaging in acts and practices that imposed conflicts of interest on its research analysts. The Complaint also alleged that JPMSI failed to: (a) disclose that JPMSI made payments for research to other broker-dealers not involved in an underwriting transaction and (b) establish and maintain adequate policies, systems, and procedures to detect and prevent the foregoing investment banking influences and conflicts of interest.

On April 21, 2003, JPMSI executed a Consent of JPMSI (the “JPMSI Research Analysts Consent”) in which it neither admitted nor denied any of the allegations in the JPMSI Research Analysts Complaint, except as to jurisdiction, but consented to the imposition of an injunction, certain other equitable relief, and a payment of $80 million. On October 31, 2003, the New York District Court entered a Final Judgment As To Defendant JPMSI (the “JPMSI Research Analysts

Final Judgment”) that, among other things, enjoined JPMSI, directly or through its officers, directors, agents and employees, from violating then NASD Conduct Rules 2110, 2210, and 3010 and NYSE Rules 342, 401, 472, and 476 (the “JPMSI Research Analysts Injunction”). Additionally, the JPMSI Research Analysts Final Judgment ordered JPMS to make payments aggregating $80 million. JPMSI also agreed to comply with certain undertakings, including, among other things, adopting and implementing policies and procedures relating to certain research activities.

The Commission pursuant to Section 9(c) exempted JPMSI, and any other existing company of which JPMSI is an affiliated person and any other company of which JPMSI may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the JPMSI Research Analysts Injunction. Investment Company Act Release Nos. IC-26239 (Oct. 31, 2003) (notice and temporary order) and IC-27134 (Oct. 27, 2005) (permanent order).

Research Analysts - Bear Stearns

On or about April 28, 2003, the Commission filed a complaint (the “Bear Research Analysts Complaint”) against Bear, Stearns & Co. Inc. (“BS&Co.”) in the New York District Court in a civil action captioned Securities and Exchange Commission v. Bear, Stearns & Co. Inc. BS&Co. then executed a consent and undertaking in which BS&Co. neither admitted nor denied any of the allegations in the Bear Research Analysts Complaint, except as to jurisdiction, but consented to the entry of a final judgment against BS&Co. by the New York District Court (the “Bear Final Judgment”). The Commission alleged in the complaint that BS&Co. violated certain Conduct Rules of the National Association of Securities Dealers (“NASD”) and Rules of the New York Stock Exchange (“NYSE”) by engaging in acts and practices that created or maintained inappropriate influence by BS&Co.’s investment banking business over the research analysts in

BS&Co.’s research department. The Bear Final Judgment, among other things, enjoined BS&Co., directly or through its officers, directors, agents and employees, from violating Rules 401, 476, 472 and 342 of the NYSE and then Rules 2110, 2210 and 3010 of the NASD (the “Bear Research Analysts Injunction”). Additionally, the Bear Final Judgment ordered BS&Co. to make payments aggregating $80 million, and to comply with the undertakings set forth in the Bear Final Judgment. Those undertakings involve the adoption and implementation of policies and procedures relating to BS&Co.’s research practices.

The Commission pursuant to Section 9(c) exempted BS&Co. and any other existing company of which BS&Co. is an affiliated person and any other company of which BS&Co. may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the Bear Research Analysts Injunction. Investment Company Act Release Nos. IC- 26237 (Oct. 31, 2003) (notice and temporary order) and IC- 27136 (Oct. 27, 2005) (permanent order).

We submit that because most of the previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application and do not form a pattern of allegedly violative conduct by JPMC or its affiliates in a particular area. Rather, like any large and diverse financial institution, different parts of the institution, with different systems and personnel, may experience problems at different times. The previous Section 9(c) orders granted to JPMC or its affiliates related to matters that did not pertain to the Applicants’ Fund Service Activities. JPMC is committed to promoting a general culture of compliance. With regard to the Conduct, and as part of the culture of compliance, as described in this application, in particular the remedial actions taken, JPMC is committed to implementation of significant changes in connection with its relevant practices. This Application should be evaluated on its own merits, and granted for the reasons discussed above.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.	Neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to Section 9(c).

3.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.	The Settling Firm will comply in all material respects with the material terms and conditions of the Plea Agreement, the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

J.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Frank J. Nasta, Esq.

J.P. Morgan Investment Management Inc

270 Park Avenue, Floor 09

New York, NY, 10017-2014

with a copy to:

Jonathan Pressman, Esq.

John M. Faust, Esq.

WilmerHale LLP

1875 Pennsylvania Ave, NW

Washington, DC 20006

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JPMORGAN CHASE & CO.

By:	/s/ Stephen M. Cutler
Name:	Stephen M. Cutler
Title:	Executive Vice President & General Counsel

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Roger Baumann
Name:	Roger Baumann
Title:	Managing Director and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BSCGP INC.

By:	/s/ Todd Hesse
Name:	Todd Hesse
Title:	Managing Director and Treasurer

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CONSTELLATION GROWTH CAPITAL, LLC

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:	/s/ Todd Hesse
Name:	Todd Hesse
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JF INTERNATIONAL MANAGEMENT INC.

By:	/s/ Peter Eric Walshe
Name:	Peter Eric Walshe
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JPMORGAN DISTRIBUTION SERVICES, INC.

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	Managing Director and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	Managing Director and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	Managing Director and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN PARTNERS, LLC

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director and Manager

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-11 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN PRIVATE INVESTMENTS INC.

By:	/s/ Michael Raczynski
Name:	Michael Raczynski
Title:	Executive Director and Chief Compliance Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-12 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN ALTERNATIVE ASSET MANAGEMENT INC.

By:	/s/ Lisa Vicital
Name:	Lisa Vicital
Title:	Managing Director and Chief Administrative Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-13 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

OEP CO-INVESTORS MANAGEMENT II, LTD.

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-14 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

OEP CO-INVESTORS MANAGEMENT III, LTD.

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-15 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED

By:	/s/ Anthony R. Manno, Jr.
Name:	Anthony R. Manno Jr.
Title:	President and Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 20th day of May, 2015. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-16 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SIXTY WALL STREET MANAGEMENT COMPANY, LLC

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director and Director

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Corporate Secretary of JPMORGAN CHASE & CO. (“JPMC”), does hereby certify that this Application is signed by Steven M. Cutler, elected Executive Vice President & General Counsel of JPMC pursuant to the general authority vested in him as such under JPMC policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

JPMORGAN CHASE & CO.

By:	/s/ Anthony J. Horan
Name:	Anthony J. Horan
Title:	Corporate Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of BEAR STEARNS ASSET MANAGEMENT INC. (“BSAM”), does hereby certify that this Application is signed by Roger Baumann, elected Managing Director and Director of BSAM pursuant to the general authority vested in him as such under BSAM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Secretary of BSCGP INC. (“BSCGP”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director and Treasurer of BSCGP pursuant to the general authority vested in him as such under BSCGP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

BSCGP INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Vice President and Secretary

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly elected General Counsel of CONSTELLATION GROWTH CAPITAL, LLC (“Constellation”), does hereby certify that this Application is signed by Faith Rosenfeld, elected Chief Administrative Officer of Constellation pursuant to the general authority vested in her as such under Constellation policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

CONSTELLATION GROWTH CAPITAL, LLC

By:	/s/ Yoohyun K. Choi
Name:	Yoohyun K. Choi
Title:	General Counsel

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Secretary of CONSTELLATION VENTURES MANAGEMENT II, LLC (“Constellation II”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director of Constellation II pursuant to the general authority vested in him as such under Constellation II policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Vice President and Secretary

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of JF INTERNATIONAL MANAGEMENT INC. (“JFIMI”), does hereby certify that this Application is signed by Peter Eric Walshe, elected Director of JFIMI pursuant to the general authority vested in him as such under JFIMI policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

JF INTERNATIONAL MANAGEMENT INC.

By:	/s/ Muriel H.K. Sung
Name:	Muriel H.K. Sung
Title:	Chief Compliance Officer

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Secretary of JPMORGAN DISTRIBUTION SERVICES, INC. (“JPMDS”), does hereby certify that this Application is signed by Robert L. Young, elected Managing Director and Director of JPMDS pursuant to the general authority vested in him as such under JPMDS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

JPMORGAN DISTRIBUTION SERVICES, INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Secretary

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Secretary of J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC. (“JPMII”), does hereby certify that this Application is signed by Robert L. Young, elected Managing Director and Director of JPMII pursuant to the general authority vested in him as such under JPMII policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Secretary

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of J.P. MORGAN INVESTMENT MANAGEMENT INC. (“JPMIM”), does hereby certify that this Application is signed by Robert L. Young, elected Managing Director and Director of JPMIM pursuant to the general authority vested in him as such under JPMIM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly elected Managing Director and Secretary of J.P. MORGAN PARTNERS, LLC (“JPMP”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director and Manager of JPMP pursuant to the general authority vested in her as such under JPMP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

J.P. MORGAN PARTNERS, LLC

By:	/s/ Angela M. Liuzzi
Name:	Angela M. Liuzzi
Title:	Managing Director and Secretary

Exhibit A-11

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary and Chief Legal Officer of J.P. MORGAN PRIVATE INVESTMENTS INC. (“JPMPI”), does hereby certify that this Application is signed by Michael Raczynski, elected Executive Director and Chief Compliance Officer of JPMPI pursuant to the general authority vested in him as such under JPMPI policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

J.P. MORGAN PRIVATE INVESTMENTS INC.

By:	/s/ Rose Burke
Name:	Rose Burke
Title:	Assistant Secretary and Chief Legal Officer

Exhibit A-12

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of J.P. MORGAN ALTERNATIVE ASSET MANAGEMENT, INC. (“JPMAAM”), does hereby certify that this Application is signed by Lisa Vicital, elected Managing Director and Chief Administrative Officer of JPMAAM pursuant to the general authority vested in him as such under JPMAAM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

J.P. MORGAN ALTERNATIVE ASSET MANAGEMENT, INC.

By:	/s/ Leonard Wallace
Name:	Leonard Wallace
Title:	Chief Compliance Officer

Exhibit A-13

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Financial Officer of OEP CO-INVESTORS MANAGEMENT II, LTD. (“OEP II”), does hereby certify that this Application is signed by Richard W. Smith, elected President of OEP II pursuant to the general authority vested in him as such under OEP II policy and required documents.

IN WITNESS WHEREOF, I have set my hand this 19th May, 2015.

OEP CO-INVESTORS MANAGEMENT II, LTD.

By:	/s/ Kathryn Bryan
Name:	Kathryn Bryan
Title:	Chief Financial Officer

Exhibit A-14

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Financial Officer of OEP CO-INVESTORS MANAGEMENT III, LTD. (“OEP III”), does hereby certify that this Application is signed by Richard W. Smith, elected President of OEP III pursuant to the general authority vested in him as such under OEP III policy and required documents.

IN WITNESS WHEREOF, I have set my hand this 19th May, 2015.

OEP CO-INVESTORS MANAGEMENT III, LTD.

By:	/s/ Kathryn Bryan
Name:	Kathryn Bryan
Title:	Chief Financial Officer

Exhibit A-15

Authorization

Officer’s Certificate

The undersigned, being duly elected Managing Director and Secretary of SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED (“Security Capital”), does hereby certify that this Application is signed by Anthony R. Manno, Jr., elected President and Chief Executive Officer of Security Capital pursuant to the general authority vested in him as such under Security Capital policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED

By:	/s/ Scott E. Richter
Name:	Scott E. Richter
Title:	Managing Director and Secretary

Exhibit A-16

Authorization

Officer’s Certificate

The undersigned, being duly elected Managing Director of SIXTY WALL STREET MANAGEMENT COMPANY, LLC (“Sixty Wall Street Management”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director and Director of Sixty Wall Street Management pursuant to the general authority vested in her as such under Sixty Wall Street Management policy and required documents.

IN WITNESS WHEREOF, I have set my hand this May 20, 2015.

SIXTY WALL STREET MANAGEMENT COMPANY, LLC

By:	/s/ Angela M. Liuzzi
Name:	Angela M. Liuzzi
Title:	Managing Director

EXHIBIT A16

Adviser Applicants

Bear Stearns Asset Management Inc.

BSCGP Inc.

Constellation Growth Capital, LLC

Constellation Ventures Management II, LLC

JF International Management Inc.

J.P. Morgan Alternative Asset Management, Inc.

J.P. Morgan Investment Management Inc.

J.P. Morgan Partners, LLC

J.P. Morgan Private Investments Inc.

OEP Co-Investors Management II, Ltd.

OEP Co-Investors Management III, Ltd.

Security Capital Research & Management Incorporated

Sixty Wall Street Management Company, LLC

Principal Underwriter Applicants

JPMorgan Distribution Services, Inc.

J.P. Morgan Institutional Investments, Inc.

Registered Investment Companies

JF International Management Inc.

      JF International Management Inc. currently acts as the investment adviser to the following closed-end funds:

JPMorgan China Region Fund, Inc.

The Taiwan Fund, Inc. (became a Fund on July 22, 2014)

      JF International Management Inc. currently acts as the sub-adviser to the following open-end funds:

    J.P. Morgan Trust I

JPMorgan Asia Pacific Fund

JPMorgan China Region Fund

[16]	As of April 20, 2015.

J.P. Morgan Alternative Asset Management, Inc.

    J.P. Morgan Alternative Asset Management, Inc. currently acts as the investment adviser to the following open-end funds:

    JPMorgan Trust III

        JPMorgan Multi-Manager Alternatives Fund

J.P. Morgan Investment Management Inc.

      J.P. Morgan Investment Management Inc. currently acts as the investment adviser to the following open-end funds:

      J.P. Morgan Fleming Mutual Fund Group, Inc.

JPMorgan Mid Cap Value Fund

      J.P. Morgan Mutual Fund Investment Trust

JPMorgan Growth Advantage Fund

      J.P. Morgan Trust I

JPMorgan 100% U.S. Treasury Securities Money Market Fund

JPMorgan Access Balanced Fund

JPMorgan Access Growth Fund

JPMorgan Asia Pacific Fund

JPMorgan California Municipal Money Market Fund

JPMorgan California Tax Free Bond Fund

JPMorgan China Region Fund

JPMorgan Commodities Strategy Fund

JPMorgan Corporate Bond Fund

JPMorgan Current Income Fund

JPMorgan Current Yield Money Market Fund

JPMorgan Disciplined Equity Fund

JPMorgan Diversified Fund

JPMorgan Diversified Real Return Fund

JPMorgan Dynamic Growth Fund

JPMorgan Dynamic Income Fund

JPMorgan Dynamic Small Cap Growth Fund

JPMorgan Emerging Economies Fund

JPMorgan Emerging Markets Corporate Debt Fund

JPMorgan Emerging Markets Debt Fund

JPMorgan Emerging Markets Equity Fund

JPMorgan Emerging Markets Equity Income Fund

JPMorgan Emerging Markets Local Currency Debt Fund

JPMorgan Equity Focus Fund

JPMorgan Equity Low Volatility Income Fund

JPMorgan Europe Research Enhanced Equity Fund

JPMorgan Floating Rate Income Fund

JPMorgan Federal Money Market Fund

JPMorgan Global Allocation Fund

JPMorgan Global Bond Opportunities Fund

JPMorgan Global Natural Resources Fund

JPMorgan Global Research Enhanced Index Fund

JPMorgan Global Unconstrained Equity Fund

JPMorgan Growth and Income Fund

JPMorgan Hedged Equity Fund

JPMorgan Income Fund

JPMorgan Income Builder Fund

JPMorgan Inflation Managed Bond Fund

JPMorgan Intermediate Tax Free Bond Fund

JPMorgan International Currency Income Fund

JPMorgan International Equity Fund

JPMorgan International Equity Income Fund

JPMorgan International Opportunities Fund

JPMorgan International Unconstrained Equity Fund

JPMorgan International Value Fund

JPMorgan International Value SMA Fund

JPMorgan Intrepid Advantage Fund

JPMorgan Intrepid America Fund

JPMorgan Intrepid European Fund

JPMorgan Intrepid Growth Fund

JPMorgan Intrepid International Fund

JPMorgan Intrepid Value Fund

JPMorgan Latin America Fund

JPMorgan Managed Income Fund

JPMorgan Market Neutral Fund (will merge 6/5/15)

JPMorgan Mid Cap Equity Fund

JPMorgan New York Municipal Money Market Fund

JPMorgan New York Tax Free Bond Fund

JPMorgan Opportunistic Equity Long/Short Fund

JPMorgan Prime Money Market Fund

JPMorgan Real Return Fund

JPMorgan Research Equity Long/Short Fund

JPMorgan Research Market Neutral Fund

JPMorgan Short Duration High Yield Fund

JPMorgan Small Cap Core Fund

JPMorgan Small Cap Equity Fund

JPMorgan SmartAllocation Equity Fund

JPMorgan SmartAllocation Income Fund

JPMorgan SmartRetirement Blend Income Fund

JPMorgan SmartRetirement Blend 2015 Fund

JPMorgan SmartRetirement Blend 2020 Fund

JPMorgan SmartRetirement Blend 2025 Fund

JPMorgan SmartRetirement Blend 2030 Fund

JPMorgan SmartRetirement Blend 2035 Fund

JPMorgan SmartRetirement Blend 2040 Fund

JPMorgan SmartRetirement Blend 2045 Fund

JPMorgan SmartRetirement Blend 2050 Fund

JPMorgan SmartRetirement Blend 2055 Fund

JPMorgan SmartRetirement 2015 Fund

JPMorgan SmartRetirement 2020 Fund

JPMorgan SmartRetirement 2025 Fund

JPMorgan SmartRetirement 2030 Fund

JPMorgan SmartRetirement 2035 Fund

JPMorgan SmartRetirement 2040 Fund

JPMorgan SmartRetirement 2045 Fund

JPMorgan SmartRetirement 2050 Fund

JPMorgan SmartRetirement 2055 Fund

JPMorgan SmartRetirement Income Fund

JPMorgan Strategic Income Opportunities Fund

JPMorgan Systematic Alpha Fund

JPMorgan Tax Aware Equity Fund

JPMorgan Tax Aware High Income Fund

JPMorgan Tax Aware Income Opportunities Fund

JPMorgan Tax Aware Real Return Fund

JPMorgan Tax Aware Real Return SMA Fund

JPMorgan Tax Free Money Market Fund

JPMorgan Total Emerging Markets Fund

JPMorgan Total Return Fund

JPMorgan Unconstrained Debt Fund

JPMorgan U.S. Dynamic Plus Fund

JPMorgan U.S. Equity Fund

JPMorgan U.S. Large Cap Core Plus Fund

JPMorgan U.S. Research Equity Plus Fund

JPMorgan U.S. Small Company Fund

JPMorgan Value Advantage Fund

    JPMorgan Institutional Trust

JPMorgan Core Bond Trust

JPMorgan Equity Index Trust

JPMorgan Intermediate Bond Trust

    JPMorgan Insurance Trust

JPMorgan Insurance Trust Core Bond Portfolio

JPMorgan Insurance Trust Global Allocation Portfolio

JPMorgan Insurance Trust Income Builder Portfolio

JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

JPMorgan Insurance Trust Mid Cap Value Portfolio

JPMorgan Insurance Trust Small Cap Core Portfolio

JPMorgan Insurance Trust U.S. Equity Portfolio

    JPMorgan Trust II

JPMorgan Core Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan Equity Income Fund

JPMorgan Equity Index Fund

JPMorgan Government Bond Fund

JPMorgan High Yield Fund

JPMorgan International Research Enhanced Equity Fund

JPMorgan Intrepid Mid Cap Fund

JPMorgan Investor Balanced Fund

JPMorgan Investor Conservative Growth Fund

JPMorgan Investor Growth & Income Fund

JPMorgan Investor Growth Fund

JPMorgan Large Cap Growth Fund

JPMorgan Large Cap Value Fund

JPMorgan Limited Duration Bond Fund

JPMorgan Liquid Assets Money Market Fund

JPMorgan Market Expansion Enhanced Index Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Mortgage-Backed Securities Fund

JPMorgan Multi-Cap Market Neutral Fund

JPMorgan Municipal Income Fund

JPMorgan Municipal Money Market Fund

JPMorgan Ohio Municipal Bond Fund

JPMorgan Short Duration Bond Fund

JPMorgan Short-Intermediate Municipal Bond Fund

JPMorgan Small Cap Growth Fund

JPMorgan Small Cap Value Fund

JPMorgan Tax Free Bond Fund

JPMorgan Treasury & Agency Fund

JPMorgan U.S. Government Money Market Fund

JPMorgan U.S. Treasury Plus Money Market Fund

    Undiscovered Managers Funds

              Undiscovered Managers Behavioral Value Fund

JPMorgan Realty Income Fund

J.P. Morgan Investment Management Inc. currently acts as the investment adviser to the following closed-end funds:

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

J.P. Morgan Access Multi-Strategy Fund II

Pacholder High Yield Fund, Inc.

Tridan Inc.

J.P. Morgan Investment Management Inc. currently acts as the investment adviser to the following exchange traded funds:

JPMorgan Diversified Return Emerging Markets Equity ETF

JPMorgan Diversified Return Global Equity ETF

JPMorgan Diversified Return International Equity ETF

JPMorgan Diversified Return U.S. Equity ETF

J.P. Morgan Investment Management Inc. currently acts as the sub-adviser to the following open-end funds:

Advanced Series Trust

AST J.P. Morgan Strategic Opportunities Portfolio

AST J.P. Morgan International Equity Portfolio

AST J.P. Morgan Global Thematic Portfolio

AST Academic Strategies Asset Allocation Portfolio

AST High Yield Portfolio

AST Small-Cap Value Portfolio

Allianz Variable Insurance Products Trust

AZL JPMorgan International Opportunities Fund

AZL JPMorgan U.S. Equity Fund

AMG Funds II

    AMG Managers High Yield Fund

Arden Investment Series Trust

    Arden Alternative Strategies Fund

    Arden Alternative Strategies II

Bridge Builder Trust

    Bridge Builder Bond Fund

Columbia Funds Variable Series Trust II

Variable Portfolio - J.P. Morgan Core Bond Fund

EQ Advisors Trust

EQ/JPMorgan Value Opportunities Portfolio

Fidelity Rutland Square Trust II

    Strategic Advisers Core Fund

    Strategic Advisers Core Multi-Managed Fund

FundVantage Trust

Pemberwick Fund

Great-West Funds, Inc.

    Great-West Multi-Manager Large Cap Growth Fund

JNL Series Trust

JNL/JPMorgan International Value Fund

JNL/JPMorgan MidCap Growth Fund

JNL/JPMorgan U.S. Government & Quality Bond Fund

JPMorgan Trust III

    JPMorgan Multi-Manager Alternatives Fund

Lincoln Variable Insurance Products Trust

LVIP JPMorgan High Yield Fund

LVIP JPMorgan Mid Cap Value RPM Fund

MassMutual Select Funds

MassMutual Select Overseas Fund

Mass Mutual Select Diversified International Fund

Met Investor Series Trust

JPMorgan Global Active Allocation Portfolio

JPMorgan Small Cap Value Portfolio

JPMorgan Core Bond Portfolio

Nationwide Variable Insurance Trust

NVIT Multi-Manager International Value Fund

NVIT Multi-Manager Small Cap Value Fund

New Covenant Funds

New Covenant Income Fund

Northern Lights Fund Trust

Altegris Macro Strategy Fund

Altegris Managed Futures Strategy Fund

PACE Select Advisors Trust

Pace Large Co Growth Equity Investments

Pacific Life Funds

PL International Value Fund

Pacific Select Fund

Long/Short Large-Cap Portfolio

International Value Portfolio

Value Advantage Portfolio

Principal Funds, Inc.

High Yield Fund I

Principal Variable Contracts Funds, Inc. – terminates 4/17/15

SmallCap Value Account I

Russell Investment Company

Russell Tax Managed U.S. Large Cap Fund

Russell U.S. Defensive Equity Fund

Seasons Series Trust

Focus Value Portfolio

Multi-Managed Growth Portfolio

Multi-Managed Moderate Growth Portfolio

Small Cap Portfolio

SEI Institutional Investments Trust

Core Fixed Income Fund

High Yield Bond Fund

Small Cap Fund

SEI Institutional Managed Trust

High Yield Bond Fund

Small Cap Growth Fund

U.S. Fixed Income Fund

SunAmerica Series Trust

Balanced Portfolio

Emerging Markets Portfolio

Global Equities Portfolio

Growth Income Portfolio

Mid Cap Growth Portfolio

SA JPMorgan MFS Core Bond Portfolio

The Integrity Funds

Integrity High Income Fund

Transamerica Funds

Transamerica Core Bond

Transamerica Long/Short Strategy

Transamerica Mid Cap Value

Transamerica Multi-Managed Balanced

Transamerica Partners Portfolios

Transamerica Partners Balanced

Transamerica Partners Mid Value

Transamerica Series Trust

Transamerica JPMorgan Core Bond VP

Transamerica JPMorgan Enhanced Index VP

Transamerica JPMorgan Mid Cap Value VP

Transamerica JPMorgan Tactical Allocation VP

Transamerica Multi-Managed Balanced VP

VALIC Company I

Emerging Economies Fund

Government Securities Fund

Growth & Income Fund

VALIC Company II

Small Cap Growth Fund

    Small Cap Value Fund

VOYA Mutual Funds

VOYA Multi-Manager Emerging Markets Equity Fund

VOYA Multi-Manager International Equity Fund

VOYA Investors Trust

VY JPMorgan Emerging Markets Equity Portfolio

VY JPMorgan Small Cap Core Equity Portfolio

VOYA Partners, Inc.

VY JPMorgan Mid Cap Value Portfolio

JPMorgan Distribution Services, Inc.

  JPMorgan Distribution Services, Inc. currently acts as the distributor for the following open-end funds:

J.P. Morgan Fleming Mutual Fund Group, Inc.

JPMorgan Mid Cap Value Fund

J.P. Morgan Mutual Fund Investment Trust

JPMorgan Growth Advantage Fund

J.P. Morgan Trust I

JPMorgan 100% U.S. Treasury Securities Money Market Fund

JPMorgan Access Balanced Fund

JPMorgan Access Growth Fund

JPMorgan Asia Pacific Fund

JPMorgan California Municipal Money Market Fund

JPMorgan California Tax Free Bond Fund

JPMorgan China Region Fund

JPMorgan Commodities Strategy Fund

JPMorgan Corporate Bond Fund

JPMorgan Current Income Fund

JPMorgan Current Yield Money Market Fund

JPMorgan Disciplined Equity Fund

JPMorgan Diversified Fund

JPMorgan Diversified Real Return Fund

JPMorgan Dynamic Growth Fund

JPMorgan Dynamic Income Fund

JPMorgan Dynamic Small Cap Growth Fund

JPMorgan Emerging Economies Fund

JPMorgan Emerging Markets Corporate Debt Fund

JPMorgan Emerging Markets Debt Fund

JPMorgan Emerging Markets Equity Fund

JPMorgan Emerging Markets Equity Income Fund

JPMorgan Emerging Markets Local Currency Debt Fund

JPMorgan Equity Focus Fund

JPMorgan Equity Low Volatility Income Fund

JPMorgan Europe Research Enhanced Equity Fund

JPMorgan Floating Rate Income Fund

JPMorgan Federal Money Market Fund

JPMorgan Global Allocation Fund

JPMorgan Global Bond Opportunities Fund

JPMorgan Global Natural Resources Fund

JPMorgan Global Research Enhanced Index Fund

JPMorgan Global Unconstrained Equity Fund

JPMorgan Growth and Income Fund

JPMorgan Hedged Equity Fund

JPMorgan Income Fund

JPMorgan Income Builder Fund

JPMorgan Inflation Managed Bond Fund

JPMorgan Intermediate Tax Free Bond Fund

JPMorgan International Currency Income Fund

JPMorgan International Equity Fund

JPMorgan International Equity Income Fund

JPMorgan International Opportunities Fund

JPMorgan International Unconstrained Equity Fund

JPMorgan International Value Fund

JPMorgan International Value SMA Fund

JPMorgan Intrepid Advantage Fund

JPMorgan Intrepid America Fund

JPMorgan Intrepid European Fund

JPMorgan Intrepid Growth Fund

JPMorgan Intrepid International Fund

JPMorgan Intrepid Value Fund

JPMorgan Latin America Fund

JPMorgan Managed Income Fund

JPMorgan Market Neutral Fund (will merge 6/5/15)

JPMorgan Mid Cap Equity Fund

JPMorgan New York Municipal Money Market Fund

JPMorgan New York Tax Free Bond Fund

JPMorgan Opportunistic Equity Long/Short Fund

JPMorgan Prime Money Market Fund

JPMorgan Real Return Fund

JPMorgan Research Equity Long/Short Fund

JPMorgan Research Market Neutral Fund

JPMorgan Short Duration High Yield Fund

JPMorgan Small Cap Core Fund

JPMorgan Small Cap Equity Fund

JPMorgan SmartAllocation Equity Fund

JPMorgan SmartAllocation Income Fund

JPMorgan SmartRetirement Blend Income Fund

JPMorgan SmartRetirement Blend 2015 Fund

JPMorgan SmartRetirement Blend 2020 Fund

JPMorgan SmartRetirement Blend 2025 Fund

JPMorgan SmartRetirement Blend 2030 Fund

JPMorgan SmartRetirement Blend 2035 Fund

JPMorgan SmartRetirement Blend 2040 Fund

JPMorgan SmartRetirement Blend 2045 Fund

JPMorgan SmartRetirement Blend 2050 Fund

JPMorgan SmartRetirement Blend 2055 Fund

JPMorgan SmartRetirement 2015 Fund

JPMorgan SmartRetirement 2020 Fund

JPMorgan SmartRetirement 2025 Fund

JPMorgan SmartRetirement 2030 Fund

JPMorgan SmartRetirement 2035 Fund

JPMorgan SmartRetirement 2040 Fund

JPMorgan SmartRetirement 2045 Fund

JPMorgan SmartRetirement 2050 Fund

JPMorgan SmartRetirement 2055 Fund

JPMorgan SmartRetirement Income Fund

JPMorgan Strategic Income Opportunities Fund

JPMorgan Systematic Alpha Fund

JPMorgan Tax Aware Equity Fund

JPMorgan Tax Aware High Income Fund

JPMorgan Tax Aware Income Opportunities Fund

JPMorgan Tax Aware Real Return Fund

JPMorgan Tax Aware Real Return SMA Fund

JPMorgan Tax Free Money Market Fund

JPMorgan Total Emerging Markets Fund

JPMorgan Total Return Fund

JPMorgan Unconstrained Debt Fund

JPMorgan U.S. Dynamic Plus Fund

JPMorgan U.S. Equity Fund

JPMorgan U.S. Large Cap Core Plus Fund

JPMorgan U.S. Research Equity Plus Fund

JPMorgan U.S. Small Company Fund

JPMorgan Value Advantage Fund

      JPMorgan Insurance Trust

JPMorgan Insurance Trust Core Bond Portfolio

JPMorgan Insurance Trust Global Allocation Portfolio

JPMorgan Insurance Trust Income Builder Portfolio

JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

JPMorgan Insurance Trust Mid Cap Value Portfolio

JPMorgan Insurance Trust Small Cap Core Portfolio

JPMorgan Insurance Trust U.S. Equity Portfolio

      JPMorgan Trust II

JPMorgan Core Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan Equity Income Fund

JPMorgan Equity Index Fund

JPMorgan Government Bond Fund

JPMorgan High Yield Fund

JPMorgan International Research Enhanced Equity Fund

JPMorgan Intrepid Mid Cap Fund

JPMorgan Investor Balanced Fund

JPMorgan Investor Conservative Growth Fund

JPMorgan Investor Growth & Income Fund

JPMorgan Investor Growth Fund

JPMorgan Large Cap Growth Fund

JPMorgan Large Cap Value Fund

JPMorgan Limited Duration Bond Fund

JPMorgan Liquid Assets Money Market Fund

JPMorgan Market Expansion Enhanced Index Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Mortgage-Backed Securities Fund*

JPMorgan Multi-Cap Market Neutral Fund

JPMorgan Municipal Income Fund

JPMorgan Municipal Money Market Fund

JPMorgan Ohio Municipal Bond Fund

JPMorgan Short Duration Bond Fund

JPMorgan Short- Intermediate Municipal Bond Fund

JPMorgan Small Cap Growth Fund

JPMorgan Small Cap Value Fund

JPMorgan Tax Free Bond Fund

JPMorgan Treasury & Agency Fund

JPMorgan U.S. Government Money Market Fund

JPMorgan U.S. Treasury Plus Money Market Fund

JPMorgan Trust III

                             JPMorgan Multi-Manager Alternatives Fund

      Undiscovered Managers Funds

Undiscovered Managers Behavioral Value Fund

JPMorgan Realty Income Fund

J.P. Morgan Institutional Investments, Inc.

      J.P. Morgan Institutional Investments, Inc. currently acts as the placement agent for the following open-end funds:

JPMorgan Core Bond Trust

JPMorgan Equity Index Trust

JPMorgan Intermediate Bond Trust

J.P. Morgan Private Investments Inc.

      J.P. Morgan Private Investments Inc. currently acts as the sub-adviser to the following open-end funds:

                  J.P. Morgan Trust I

JPMorgan Access Balanced Fund

JPMorgan Access Growth Fund

      J.P. Morgan Private Investments Inc. currently acts as the sub-adviser to the following closed-end funds:

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

J.P. Morgan Access Multi-Strategy Fund II

Security Capital Research & Management Incorporated

Security Capital Research & Management Incorporated currently acts as the investment adviser to the following open-end funds:

                  JPMorgan Trust I

Security Capital U.S. Core Real Estate Securities Fund

Security Capital Research & Management Incorporated currently acts as a sub-adviser to the following open-end funds:

                  AST J.P. Morgan Global Thematic Portfolio

                  SEI Institutional Investments Trust

Small Cap Fund

Small/Mid Cap Equity Fund

                  SEI Institutional Managed Trust

Real Estate Fund

Small Cap Value Fund

Security Capital Research & Management Incorporated currently acts as the sub-adviser to the following closed-end funds:

Nuveen Diversified Dividend & Income Fund

Nuveen Real Estate Income Fund

Versus Capital Multi-Manager Real Estate Income Fund

Employees’ Securities Companies

Bear Stearns Asset Management Inc.

Bear Stearns Asset Management Inc. currently serves as general partner that provides investment advisory services to the following ESCs:

                      The BSC Employee Fund III, L.P.

                      The BSC Employee Fund IV, L.P.

                      The BSC Employee Fund V, L.P.

                      The BSC Employee Fund VI, L.P.

                      The BSC Employee Fund VII, L.P

                      The BSC Employee Fund VIII (Cayman), L.P.

BSCGP Inc.

BSCGP Inc. currently serves as general partner that provides investment advisory services to the following ESCs:

The BSC Employee Fund, L.P.

The BSC Employee Fund II, L.P.

Constellation Growth Capital, LLC

Constellation Growth Capital, LLC currently serves as sub-adviser to the following ESCs:

The BSC Employee Fund IV, L.P.

The BSC Employee Fund VI, L.P

Constellation Ventures Management II, LLC

Constellation Ventures Management II, LLC currently serves as general partner that provides investment advisory services to the following ESCs:

The BSC Employee Fund IV, L.P.

The BSC Employee Fund VI, L.P

•	J.P. Morgan Investment Management Inc.

J.P. Morgan Investment Management Inc. serves as the investment adviser to the following ESC:

522 Fifth Avenue Fund, L.P.

J.P. Morgan Partners, LLC

J.P. Morgan Partners, LLC currently serves as the investment adviser to the following ESCs:

Chase Global Co-Invest June 2000 Partners, L.P. (dissolving)

Chase Global Co-Invest March 2000 Partners, L.P. (dissolving)

Hambrecht & Quist Employee Venture Fund, LP (dissolving)

J.P. Morgan Chase Co-Invest Partners 2001 A-2, LP (dissolving)

J.P. Morgan Chase Co-Invest Partners 2001 B-2, L.P. (dissolving)

J.P. Morgan Chase Co-Invest Partners 2002, LP (dissolving)

J.P. Morgan Chase Co-Invest Partners 2003, LP (dissolving)

J.P. Morgan Chase Co-Invest Partners 2004, LP

OEP Co-Investors Management II, Ltd.

OEP Co-Investors Management II, Ltd. currently serves as general partner that provides investment advisory services to the following ESC:

OEP II Co-Investors, L.P.

OEP Co-Investors Management III, Ltd.

OEP Co-Investors Management III, Ltd. currently serves as general partner that provides investment advisory services to the following ESC:

                      OEP III Co-Investors, LP

Sixty Wall Street Management Company, LLC

Sixty Wall Street Management Company, LLC currently serves as the investment adviser to the following ESC:

                      Sixty Wall Street Fund, L.P.

EXHIBIT B: PLEA AGREEMENT

UNITED STATES DISTRICT COURT

DISTRICT OF CONNECTICUT

	X	Criminal No. Filed: Violation: 15 U.S.C. § 1
UNITED STATES OF AMERICA	:
v.	:
JPMORGAN CHASE & CO.,	:
Defendant.	:
X

PLEA AGREEMENT

The United States of America and JPMorgan Chase & Co. (“defendant”), a financial services holding company organized and existing under the laws of Delaware, hereby enter into the following Plea Agreement pursuant to Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure (“Fed. R. Crim. P.”):

RIGHTS OF DEFENDANT

1. The defendant understands its rights:

(a) to be represented by an attorney;

(b) to be charged by Indictment;

(c) as a corporation organized and existing under the laws of Delaware, to decline to accept service of the Summons in this case, and to contest the jurisdiction of the United States to prosecute this case against it in the United States District Court for the District of Connecticut, and to contest venue in that District;

(d) to plead not guilty to any criminal charge brought against it;

(e) to have a trial by jury, at which it would be presumed not guilty of the charge and the United States would have to prove every essential element of the charged offense beyond a reasonable doubt for it to be found guilty;

(f) to confront and cross-examine witnesses against it and to subpoena witnesses in its defense at trial;

(g) to appeal its conviction if it is found guilty; and

(h) to appeal the imposition of sentence against it.

AGREEMENT TO PLEAD GUILTY

AND WAIVE CERTAIN RIGHTS

2. The defendant knowingly and voluntarily waives the rights set out in Paragraph 1(b)-(g) above. The defendant also knowingly and voluntarily waives the right to file any appeal, any collateral attack, or any other writ or motion, including but not limited to an appeal under 18 U.S.C. § 3742, that challenges the sentence imposed by the Court if that sentence is consistent with or below the Recommended Sentence in Paragraph 9 of this Plea Agreement, regardless of how the sentence is determined by the Court. This agreement does not affect the rights or obligations of the United States as set forth in 18 U.S.C. § 3742(b)-(c). Nothing in this paragraph, however, will act as a bar to the defendant perfecting any legal remedies it may otherwise have on appeal or collateral attack respecting claims of ineffective assistance of counsel or prosecutorial misconduct. The defendant agrees that there is currently no known evidence of ineffective assistance of counsel or prosecutorial misconduct. Pursuant to Fed. R. Crim. P. 7(b), the defendant will waive indictment and plead guilty to a one-count Information to be filed in the United States District Court for the District of Connecticut. The Information will charge that the defendant and its co-conspirators entered into and engaged in a combination and conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the euro/U.S. dollar (“EUR/USD”) currency pair exchanged in the foreign currency exchange spot market (“FX Spot Market”), which began at least as early as December 2007 and continued until at least January 2013, by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere, in violation of the Sherman Antitrust Act, 15 U.S.C. § 1. The Information will further charge that the defendant knowingly joined and participated in the conspiracy from at least as early as July 2010 until at least January 2013.

3. The defendant will plead guilty to the criminal charge described in Paragraph 2 above pursuant to the terms of this Plea Agreement and will make a factual admission of guilt to the Court in accordance with Fed. R. Crim. P. 11, as set forth in Paragraph 4 below.

FACTUAL BASIS FOR OFFENSE CHARGED

4. Had this case gone to trial, the United States would have presented evidence sufficient to prove the following facts:

(a) For purposes of this Plea Agreement, the “Relevant Period” is that period from at least as early as December 2007 and continuing until at least January 2013.

(b) The FX Spot Market is a global market in which participants buy and sell currencies. In the FX Spot Market, currencies are traded against one another in pairs. The EUR/USD currency pair is the most traded currency pair by volume, with a worldwide trading volume that can exceed $500 billion per day, in a market involving the exchange of currencies valued at approximately $2 trillion a day during the Relevant Period.

(c) The FX Spot Market is an over-the-counter market and, as such, is decentralized and requires financial institutions to act as dealers willing to buy or sell a currency. Dealers, also known throughout the FX Spot Market as market makers, therefore play a critical role in ensuring the continued functioning of the market.

(d) During the Relevant Period, the defendant and certain of its Related Entities, as defined in Paragraph 14 of this Plea Agreement, employing approximately 250,000 individuals worldwide, acted as a dealer, in the United States and elsewhere, for currency traded in the FX Spot Market.

(e) A dealer in the FX Spot Market quotes prices at which the dealer stands ready to buy or sell the currency. These price quotes are expressed as units of a given currency, known as the “counter” currency, which would be required to purchase one unit of a “base” currency, which is often the U.S. dollar and so reflects an “exchange rate” between the currencies. Dealers generally provide price quotes to four decimal points, with the final digit known as a “percentage in point” or “pip.” A dealer may provide price quotes to potential customers in the form of a “bid/ask spread,” which represents the difference between the price at which the dealer is willing to buy the currency from the customer (the “bid”) and the price at which the dealer is willing to sell the currency to the customer (the “ask”). A dealer may quote a spread, or may provide just the bid to a potential customer inquiring about selling currency or just the ask to a potential customer inquiring about buying currency.

(f) A customer wishing to trade currency may transact with a dealer by placing an order through the dealer’s internal, proprietary electronic trading platform or by contacting the dealer’s salesperson to obtain a quote. When a customer accepts a dealer’s quote, that dealer now bears the risk for any change in the currency’s price that may occur before the dealer is able to trade with other dealers in the “interdealer market” to fill the order by buying the currency the dealer has agreed to sell to the customer, or by selling the currency the dealer has agreed to buy from the customer. A dealer may also take and execute orders from customers such as “fix orders,” which are orders to trade at a subsequently determined “fix rate.” When a dealer accepts a fix order from a customer, the dealer agrees to fill the order at a rate to be determined at a subsequent fix time based on trading in the interdealer market. Two such “fixes” used to determine a fix rate are the European Central Bank fix, which occurs each trading day at 2:15 PM (CET) and the World Markets/Reuters fix, which occurs each trading day at 4:00 PM (GMT).

(g) During the Relevant Period, the defendant and its corporate co-conspirators, which were also financial services firms acting as dealers in the FX Spot Market, entered into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX Spot Market by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the United States and elsewhere. The defendant, through one of its EUR/USD traders, participated in the conspiracy from at least as early as July 2010 and continuing until at least January 2013.

(h) In furtherance of the conspiracy, the defendant and its co-conspirators engaged in communications, including near daily conversations, some of which were in code, in an exclusive electronic chat room which chat room participants, as well as others in the FX Spot Market, referred to as “The Cartel” or “The Mafia.” Participation in this electronic chat room was limited to specific EUR/USD traders, each of whom was employed, at certain times, by a co-conspirator dealer in the FX Spot Market. The defendant participated in this electronic chat room through one of its EUR/USD traders from July 2010 until January 2013.

(i) The defendant and its co-conspirators carried out the conspiracy to eliminate competition in the purchase and sale of the EUR/USD currency pair by various means and methods including, in certain instances, by: (i) coordinating the trading of the EUR/USD currency pair in connection with European Central Bank and World Markets/Reuters benchmark currency “fixes” which occurred at 2:15 PM (CET) and 4:00 PM (GMT) each trading day; and (ii) refraining from certain trading behavior, by withholding bids and offers, when one conspirator held an open risk position, so that the price of the currency traded would not move in a direction adverse to the conspirator with an open risk position.

(j) During the Relevant Period, the defendant and its co-conspirators purchased and sold substantial quantities of the EUR/USD currency pair in a continuous and uninterrupted flow of interstate and U.S. import trade and commerce to customers and counterparties located in U.S. states other than the U.S. states or foreign countries in which the defendant agreed to purchase or sell these currencies. The business activities of the defendant and its co-conspirators in connection with the purchase and sale of the EUR/USD currency pair, were the subject of this conspiracy and were within the flow of, and substantially affected, interstate and U.S. import trade and commerce. The conspiracy had a direct effect on trade and commerce within the United States, as well as on U.S. import trade and commerce, and was carried out, in part, within the United States.

(k) Acts in furtherance of the charged offense were carried out within the District of Connecticut and elsewhere.

ELEMENTS OF THE OFFENSE

5. The elements of the charged offense are that:

(a) the conspiracy described in the Information existed at or about the time alleged;

(b) the defendant knowingly became a member of the conspiracy; and

(c) the conspiracy described in the Information either substantially affected interstate and U.S. import commerce in goods or services or occurred within the flow of interstate and U.S. import commerce in goods and services.

POSSIBLE MAXIMUM SENTENCE

6. The defendant understands that the statutory maximum penalty which may be imposed against it upon conviction for a violation of Section One of the Sherman Antitrust Act is a fine in an amount equal to the greatest of:

(a) $100 million (15 U.S.C. § 1);

(b) twice the gross pecuniary gain the conspirators derived from the crime (18 U.S.C. § 3571(c) and (d)); or

(c) twice the gross pecuniary loss caused to the victims of the crime by the conspirators (18 U.S.C. § 3571(c) and (d)).

7. In addition, the defendant understands that:

(a) pursuant to 18 U.S.C. § 3561(c)(1), the Court may impose a term of probation of at least one year, but not more than five years;

(b) pursuant to § 8B1.1 of the United States Sentencing Guidelines (“U.S.S.G.,” “Sentencing Guidelines,” or “Guidelines”) or 18 U.S.C. § 3563(b)(2) or 3663(a)(3), the Court may order it to pay restitution to the victims of the offense charged; and

(c) pursuant to 18 U.S.C. § 3013(a)(2)(B), the Court is required to order the defendant to pay a $400 special assessment upon conviction for the charged crime.

SENTENCING GUIDELINES

8. The defendant understands that the Sentencing Guidelines are advisory, not mandatory, but that the Court must consider, in determining and imposing sentence, the Guidelines Manual in effect on the date of sentencing unless that Manual provides for greater punishment than the Manual in effect on the last date that the offense of conviction was committed, in which case the Court must consider the Guidelines Manual in effect on the last date that the offense of conviction was committed. The parties agree there is no ex post facto issue under the November 1, 2014 Guidelines Manual. The Court must also consider the other factors set forth in 18 U.S.C. §§ 3553(a), 3572(a), in determining and imposing sentence. The defendant understands that the Guidelines determinations will be made by the Court by a preponderance of the evidence standard. The defendant understands that although the Court is not ultimately bound to impose a sentence within the applicable Guidelines range, its sentence must be reasonable based upon consideration of all relevant sentencing factors set forth in 18 U.S.C. §§ 3553(a), 3572(a).

SENTENCING AGREEMENT

9. Pursuant to Fed. R. Crim. P. 11(c)(1)(C) and subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, the United States and the defendant agree that the appropriate disposition of this case is, and agree to recommend jointly that the Court impose, a sentence requiring the defendant to pay to the United States a criminal fine of $550 million, pursuant to 18 U.S.C. § 3571(d), payable in full before the fifteenth (15th) day after the date of judgment, no order of restitution, and a term of probation of 3 years (the “Recommended Sentence”). The parties agree not to seek at the sentencing hearing any sentence outside of the Guidelines range nor any Guidelines adjustment for any reason that is not set forth in this Plea Agreement. The parties further agree that the Recommended Sentence set forth in this Plea Agreement is reasonable.

(a) The defendant understands that the Court will order it to pay a $400 special assessment, pursuant to 18 U.S.C. § 3013(a)(2)(B), in addition to any fine imposed.

(b) In light of the availability of civil causes of action, which potentially provide for a recovery of a multiple of actual damages, the Recommended Sentence does not include a restitution order for the offense charged in the Information.

(c) The United States and the defendant agree that the Court shall order a term of probation, which should include at least the following conditions, the violation of which is subject to 18 U.S.C. § 3565:

(i) The defendant shall not commit another crime in violation of the federal laws of the United States or engage in the conduct set forth in Paragraph 4 (g)-(i) above during the term of probation. On a date not later than that on which the defendant pleads guilty (currently scheduled for Wednesday, May 20, 2015), the defendant shall prominently post on its website a retrospective disclosure (“Disclosure Notice”) of its conduct set forth in Paragraph 13 in a form agreed to by the Department (a copy of the Disclosure Notice is attached as Attachment B hereto), and shall maintain the Disclosure Notice on its website during the term of probation. The defendant shall make best efforts to send the Disclosure Notice not later than thirty (30) days after the defendant pleads guilty to its spot FX customers and counterparties, other than customers and counterparties who the defendant can establish solely engaged in buying or selling foreign currency through the defendant’s consumer bank units and not the defendant’s spot FX sales or trading staff.

(ii) The defendant shall notify the probation officer upon learning of the commencement of any federal criminal investigation in which the defendant is a target, or federal criminal prosecution against it.

(iii) The defendant shall implement and shall continue to implement a compliance program designed to prevent and detect the conduct set forth in Paragraph 4 (g)-(i) above and, absent appropriate disclosure, the conduct in Paragraph 13 below throughout its operations including those of its affiliates and subsidiaries and provide an annual report to the probation officer and the United States on its progress in implementing the program, commencing on a schedule agreed to by the parties.

(iv) The defendant shall further strengthen its compliance and internal controls as required by the U.S. Commodity Futures Trading Commission, the United Kingdom Financial Conduct Authority, and any other regulatory or enforcement agencies that have addressed the conduct set forth in Paragraph 4 (g)-(i) above and Paragraph 13 below, and report to the probation officer and the United States, upon request, regarding its remediation and implementation of any compliance program and internal controls, policies, and procedures that relate to the conduct described in Paragraph 4 (g)-(i) above and Paragraph 13 below. Moreover, the defendant agrees that it has no objection to any regulatory agencies providing to the United States any information or reports generated by such agencies or by the defendant relating to conduct described in Paragraph 4 (g)-(i) above or Paragraph 13 below. Such information and reports will likely include proprietary, financial, confidential, and competitive business information, and public disclosure of the information and reports could discourage cooperation, impede pending or potential government investigations, and thus undermine the objective of the United States in obtaining such reports. For these reasons, among others, the information and reports and the contents thereof are intended to remain and shall remain nonpublic, except as otherwise agreed to by the parties in writing, or except to the extent that the United States determines in its sole discretion that disclosure would be in furtherance of the United States’ discharge of its duties and responsibilities or is otherwise required by law.

(v) The defendant understands that during the term of probation it shall: (1) report to the Antitrust Division all credible information regarding criminal violations of U.S. antitrust laws by the defendant or any of its employees as to which the defendant’s Board of Directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware; and (2) report to the Criminal Division, Fraud Section all credible information regarding criminal violations of U.S. law concerning fraud, including securities or commodities fraud by the defendant or any of its employees as to which the defendant’s Board of Directors, management (that is, all supervisors within the bank), or legal and compliance personnel are aware.

(vi) The defendant shall bring to the Antitrust Division’s attention all federal criminal investigations in which the defendant is identified as a subject or a target, and all administrative or regulatory proceedings or civil actions brought by any federal or state governmental authority in the United States against the defendant or its employees, to the extent that such investigations, proceedings or actions allege facts that could form the basis of a criminal violation of U.S. antitrust laws, and the defendant shall also bring to the Criminal Division, Fraud Section’s attention all federal criminal or regulatory investigations in which the defendant is identified as a subject or a target, and all administrative or regulatory proceedings or civil actions brought by any federal governmental authority in the United States against the defendant or its employees, to the extent such investigations, proceedings or actions allege violations of U.S. law concerning fraud, including securities or commodities fraud.

(d) The parties agree that the term and conditions of probation imposed by the Court will not void this Plea Agreement.

(e) The defendant intends to file an application for a prohibited transaction exemption with the United States Department of Labor (“Department of Labor”) requesting that the defendant, its subsidiaries, and affiliates be allowed to continue to be qualified as a Qualified Professional Asset Manager pursuant to Prohibited Transactions Exemption 84-14. The defendant will seek such exemption in an expeditious manner and will provide all information requested of it by the Department of Labor in a timely manner. The decision regarding whether or not to grant an exemption, temporary or otherwise, is committed to the Department of Labor, and the United States takes no position on whether or not an exemption should be granted; however, if requested, the United States will advise the Department of Labor of the fact, manner, and extent of the cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and the relevant facts regarding the charged conduct. If the Department of Labor denies the exemption, or takes any other action adverse to the defendant, the defendant may not withdraw its plea or otherwise be released from any of its obligations under this Plea Agreement. The United States agrees that it will support a motion or request by the defendant that sentencing in this matter be adjourned until the Department of Labor has issued a ruling on the defendant’s request for an exemption, temporary or otherwise, so long as the defendant is proceeding with the Department of Labor in an expeditious manner. To the extent that this Plea Agreement triggers other regulatory exclusions, disqualifications or penalties, the United States likewise agrees that, if requested, it will advise the appropriate officials of any governmental agency considering such action, or any waiver or exemption therefrom, of the fact, manner, and extent of the cooperation of the defendant and its Related Entities and the relevant facts regarding the charged conduct as a matter for that agency to consider before determining what action, if any, to take.

(f) The United States contends that had this case gone to trial, the United States would have presented evidence to prove that the gain derived from or the loss resulting from the charged offense is sufficient to justify the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement, pursuant to 18 U.S.C. § 3571(d). For purposes of this plea and sentencing only, the defendant waives its right to contest this calculation.

(g) The defendant agrees to waive its right to the issuance of a Presentence Investigation Report pursuant to Fed. R. Crim. P. 32 and the defendant and the United States agree that the information contained in this Plea Agreement and the Information may be sufficient to enable the Court to meaningfully exercise its sentencing authority under 18 U.S.C. § 3553, pursuant to Fed. R. Crim. P. 32(c)(1)(A)(ii). Except as set forth in this Plea Agreement, the parties reserve all other rights to make sentencing recommendations and to respond to motions and arguments by the opposition.

10. The United States and the defendant agree that the applicable Guidelines fine range exceeds the fine contained in the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement. The parties agree that they will request the Court to impose the Recommended Sentence set forth in Paragraph 9 of this Plea Agreement in consideration of the Guidelines fine range and other factors set forth in 18 U.S.C. §§ 3553(a), 3572(a). Subject to the full, truthful and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and prior to sentencing in this case, the United States agrees that it will make a motion, pursuant to U.S.S.G. § 8C4.1 for a downward departure from the Guidelines fine range because of the defendant’s and its Related Entities’ substantial assistance in the United States’ investigation and prosecution of violations of federal criminal law in the FX Spot Market. The parties further agree that the Recommended Sentence is sufficient, but not greater than necessary to comply with the purposes set forth in 18 U.S.C. §§ 3553(a), 3572(a).

11. Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and prior to sentencing in the case, the United States will fully advise the Court of the fact, manner, and extent of the defendant’s and its Related Entities’ cooperation, and their commitment to prospective cooperation with the United States’ investigation and prosecutions of violations of federal criminal law in the FX Spot Market, all material facts relating to the defendant’s involvement in the charged offense and all other relevant conduct.

12. The United States and the defendant understand that the Court retains complete discretion to accept or reject the Recommended Sentence provided for in Paragraph 9 of this Plea Agreement.

(a) If the Court does not accept the Recommended Sentence, the United States and the defendant agree that this Plea Agreement, except for Paragraph 12(b) below, will be rendered void.

(b) If the Court does not accept the Recommended Sentence, the defendant will be free to withdraw its guilty plea (Fed. R. Crim. P. 11(c)(5) and (d)). If the defendant withdraws its plea of guilty, this Plea Agreement, the guilty plea, and any statement made in the course of any proceedings under Fed. R. Crim. P. 11 regarding the guilty plea or this Plea Agreement, or made in the course of plea discussions with an attorney for the United States, will not be admissible against the defendant in any criminal or civil proceeding, except as otherwise provided in Federal Rule of Evidence 410. In addition, the defendant agrees that, if it withdraws its guilty plea pursuant to this subparagraph of the Plea Agreement, the statute of limitations period for any offense referred to in Paragraph 16 of this Plea Agreement will be tolled for the period between the date of signature of this Plea Agreement and the date the defendant withdrew its guilty plea or for a period of sixty (60) days after the date of signature of this Plea Agreement, whichever period is greater.

OTHER RELEVANT CONDUCT

13. In addition to its participation in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX Spot Market, the defendant, through its currency traders and sales staff, also engaged in other currency trading and sales practices in conducting FX Spot Market transactions with customers via telephone, email, and/or electronic chat, to wit: (i) intentionally working customers’ limit orders one or more levels, or “pips,” away from the price confirmed with the customer; (ii) including sales markup, through the use of live hand signals or undisclosed prior internal arrangements or communications, to prices given to customers that communicated with sales staff on open phone lines; (iii) accepting limit orders from customers and then informing those customers that their orders could not be filled, in whole or in part, when in fact the defendant was able to fill the order but decided not to do so because the defendant expected it would be more profitable not to do so; and (iv) disclosing non-public information regarding the identity and trading activity of the defendant’s customers to other banks or other market participants, in order to generate revenue for the defendant at the expense of its customers.

DEFENDANT’S COOPERATION

14. The defendant and its Related Entities as defined below shall cooperate fully and truthfully with the United States in the investigation and prosecution of this matter, involving: (a) the purchase and sale of the EUR/USD currency pair, or any other currency pair, in the FX Spot Market, or any foreign exchange forward, foreign exchange option or other foreign exchange derivative, or other financial product (to the extent disclosed to the United States); (b) the conduct set forth in Paragraph 13 of this Plea Agreement; and (c) any investigation, litigation or other proceedings arising or resulting from such investigation to which the United States is a party. Such investigation and prosecution includes, but is not limited to, an investigation, prosecution, litigation, or other proceeding regarding obstruction of, the making of a false statement or declaration in, the commission of perjury or subornation of perjury in, the commission of contempt in, or conspiracy to commit such conduct or offenses in, an investigation and prosecution. The defendant’s Related Entities for purposes of this Plea Agreement are entities in which the defendant had, indirectly or directly, a greater than 50% ownership interest as of the date of signature of this Plea Agreement, including but not limited to JPMorgan Chase Bank N.A. The full, truthful, and continuing cooperation of the defendant and its Related Entities shall include, but not be limited to:

(a) producing to the United States all documents, factual information, and other materials, wherever located, not protected under the attorney-client privilege or work product doctrine, in the possession, custody, or control of the defendant or any of its Related Entities, that are requested by the United States; and

(b) using its best efforts to secure the full, truthful, and continuing cooperation of the current or former directors, officers and employees of the defendant and its Related Entities as may be requested by the United States, including making these persons available in the United States and at other mutually agreed-upon locations, at the defendant’s expense, for interviews and the provision of testimony in grand jury, trial, and other judicial proceedings. This obligation includes, but is not limited to, sworn testimony before grand juries or in trials, as well as interviews with law enforcement and regulatory authorities. Cooperation under this paragraph shall include identification of witnesses who, to the knowledge of the defendant, may have material information regarding the matters under investigation.

15. For the duration of any term of probation ordered by the Court, the defendant also shall cooperate fully with the United States and any other law enforcement authority or government agency designated by the United States, in a manner consistent with applicable law and regulations, with regard to all investigations identified in Attachment A (filed under seal) to this Plea Agreement. The defendant shall, to the extent consistent with the foregoing, truthfully disclose to the United States all factual information not protected by a valid claim of attorney-client privilege or work product doctrine protection with respect to the activities, that are the subject of the investigations identified in Attachment A, of the defendant and its Related Entities. This obligation of truthful disclosure includes the obligation of the defendant to provide to the United States, upon request, any non-privileged or non-protected document, record, or other tangible evidence about which the aforementioned authorities and agencies shall inquire of the defendant, subject to the direction of the United States.

GOVERNMENT’S AGREEMENT

16. Subject to the full, truthful, and continuing cooperation of the defendant and its Related Entities, as defined in Paragraphs 14 and 15 of this Plea Agreement, and upon the Court’s acceptance of the guilty plea called for by this Plea Agreement and the imposition of the Recommended Sentence, the United States agrees that it will not bring further criminal charges, whether under Title 15 or Title 18, or other federal criminal statutes, against the defendant or any of its Related Entities:

(a) for any combination and conspiracy occurring before the date of signature of this Plea Agreement to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair, or any other currency pair exchanged in the FX Spot Market, or any foreign exchange forward, foreign exchange option or other foreign exchange derivative, or other financial product (to the extent such financial product was disclosed to the United States), and

(b) for the conduct specifically identified in Paragraph 13 of this Plea Agreement that the defendant disclosed to the United States and that occurred between January 1, 2009 and the date of signature of this Plea Agreement.

(c) The nonprosecution terms of Paragraph 16 of this Plea Agreement do not extend to any other product, activity, service or market of the defendant, and do not apply to (i) any acts of subornation of perjury (18 U.S.C. § 1622), making a false statement (18 U.S.C. § 1001), obstruction of justice (18 U.S.C. § 1503, et seq), contempt (18 U.S.C. §§

401-402), or conspiracy to commit such offenses; (ii) civil matters of any kind; (iii) any violation of the federal tax or securities laws or conspiracy to commit such offenses; or (iv) any crime of violence.

REPRESENTATION BY COUNSEL

17. The defendant has been represented by counsel and is fully satisfied that its attorneys have provided competent legal representation. The defendant has thoroughly reviewed this Plea Agreement and acknowledges that counsel has advised it of the nature of the charge, any possible defenses to the charge, and the nature and range of possible sentences.

VOLUNTARY PLEA

18. The defendant’s decision to enter into this Plea Agreement and to tender a plea of guilty is freely and voluntarily made and is not the result of force, threats, assurances, promises, or representations other than the representations contained in this Plea Agreement. The United States has made no promises or representations to the defendant as to whether the Court will accept or reject the recommendations contained within this Plea Agreement.

VIOLATION OF PLEA AGREEMENT

19. The defendant agrees that, should the United States determine in good faith, during the period that any investigation or prosecution covered by Paragraph 14 is pending, or during the period covered by Paragraph 15, that the defendant or any of its Related Entities has failed to provide full, truthful, and continuing cooperation, as defined in Paragraphs 14 and 15 of this Plea Agreement respectively, or has otherwise violated any provision of this Plea Agreement, except for the conditions of probation set forth in Paragraphs 9(c)(i)-(vi), the violations of which are subject to 18 U.S.C. § 3565, the United States will notify counsel for the defendant in writing by personal or overnight delivery, email, or facsimile transmission and may also notify counsel by telephone of its intention to void any of its obligations under this Plea Agreement (except its obligations under this paragraph), and the defendant and its Related Entities will be subject to prosecution for any federal crime of which the United States has knowledge including, but not limited to, the substantive offenses relating to the investigation resulting in this Plea Agreement. The defendant agrees that, in the event that the United States is released from its obligations under this Plea Agreement and brings criminal charges against the defendant or its Related Entities for any offense referred to in Paragraph 16 of this Plea Agreement, the statute of limitations period for such offense will be tolled for the period between the date of signature of this Plea Agreement and six (6) months after the date the United States gave notice of its intent to void its obligations under this Plea Agreement.

20. The defendant understands and agrees that in any further prosecution of it or its Related Entities resulting from the release of the United States from its obligations under this Plea Agreement, because of the defendant’s or its Related Entities’ violation of this Plea Agreement, any documents, statements, information, testimony, or evidence provided by it, its Related Entities, or current or former directors, officers, or employees of it or its Related Entities to attorneys or agents of the United States, federal grand juries or courts, and any leads derived therefrom, may be used against it or its Related Entities. In addition, the defendant unconditionally waives its right to challenge the use of such evidence in any such further prosecution, notwithstanding the protections of Federal Rule of Evidence 410.

ENTIRETY OF AGREEMENT

21. This Plea Agreement, Attachment A, and Attachment B constitute the entire agreement between the United States and the defendant concerning the disposition of the criminal charge in this case. This Plea Agreement cannot be modified except in writing, signed by the United States, the defendant and the defendant’s counsel.

22. The undersigned is authorized to enter this Plea Agreement on behalf of the defendant as evidenced by the Resolution of the Board of Directors of the defendant attached to, and incorporated by reference in, this Plea Agreement.

23. The undersigned attorneys for the United States have been authorized by the Attorney General of the United States to enter this Plea Agreement on behalf of the United States.

24. A facsimile or PDF signature will be deemed an original signature for the purpose of executing this Plea Agreement. Multiple signature pages are authorized for the purpose of executing this Plea Agreement.

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AGREED:

FOR JPMORGAN CHASE & CO.

Date:	5/19/2015	By:	/s/ Stephen M. Cutler
Stephen M. Cutler

Date:	5/19/2015	By:	/s/ John K. Carroll
John K. Carroll, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

FOR THE DEPARTMENT OF JUSTICE, ANTITRUST DIVISION:

JEFFREY D. MARTINO
Chief, New York Office
Antitrust Division
United States Department of Justice

Date:	5/20/15	By:	/s/ Joseph Muoio
Joseph Muoio, Trial Attorney
Eric L. Schleef, Trial Attorney
Bryan C. Bughman, Trial Attorney
Carrie A. Syme, Trial Attorney
George S. Baranko, Trial Attorney
Eric C. Hoffman, Trial Attorney

FOR THE DEPARTMENT OF JUSTICE, CRIMINAL DIVISION, FRAUD SECTION:

ANDREW WEISSMANN
Chief, Fraud Section
Criminal Division
United States Department of Justice

Date:	5/20/15	By:	/s/ Benjamin D. Singer
Daniel A. Braun, Deputy Chief
Benjamin D. Singer, Deputy Chief
Albert B. Steiglitz, Jr., Assistant Chief
Melissa T. Aoyagi, Trial Attorney

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